
GRUPPO
CAMPARI

DAVIDE CAMPARI - MILANO S.p.A.

SEDE LEGALE: 20121 MILANO - VIA FILIPPO TURATI 27 - ITALIA TEL.: +39 02 6225.1 - FAX +39 [redacted] OM - WWW.CAMPARI.COM
CAPITALE SOCIALE € 29.040.000,00 I.V. - CODICE FISCALE E REGISTRO IMPRESE MILAN [redacted] RTITA IVA N. 06672120158



05009056

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

By Courier

SUPPL

June 14, 2005

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated quarterly report as of March 31, 2005, referring to the period from January 1, 2005 to March 31, 2005, as approved by the Board of Directors Meeting held on May 13, 2005, translated into English;

2.) A press release in Italian and English announcing the approval by the Board of Directors of the consolidated results for the quarter from January 1, 2005 to March 31, 2005; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.

CAMPARI

Relazione trimestrale al 31 marzo 2005 Redatta su base consolidata

Consolidated report for the quarter ending 31 March 2005

Consolidated report for the quarter ending 31 March 2005

CONTENTS



DIRECTORS' REPORT

INTRODUCTION

The results of the Campari Group in the first quarter of 2005 were positive, with net sales and profitability showing growth against the same period of last year: sales rose by a modest 0.9%, while trading profit and all other operating profit indicators did better, posting increases of between 6% and 9%.

The table below shows the main profit and loss items together with the percentage changes from last year, at both current average exchange rates and constant average rates from the first quarter of 2004.

We can see that the rise in the euro had a negative effect on the profit and loss account, but to a lesser extent than was seen in the whole of 2004.

Figures for the quarter 1 January-31 March € million	2005 at actual exchange rates	% real change vs. 2004	2005 at actual exchange rates	% change at constant exchange rates vs. 2004	exchange rate effect
Sales net of discounts and excise duties	152.6	0.9%	153.9	1.7%	–0.8%
Trading profit	46.2	6.1%	46.7	7.3%	–1.2%
EBITDA	37.6	7.9%	38.1	9.3%	–1.4%
EBITA	33.2	9.0%	33.6	10.6%	–1.6%
EBIT	23.0	6.3%	23.4	8.5%	–2.2%
Profit before tax and minority interests	20.4	1.5%	20.8	3.7%	–2.2%
Net attributable profit before taxes	20.0	7.1%	20.3	8.8%	–1.7%

SIGNIFICANT EVENTS

Acquisition of a further 30.1% of Skyy Spirits, LLC

On 25 February 2005, the Parent Company Davide Campari-Milano S.p.A. announced that it had acquired a further 30.1% shareholding in Skyy Spirits, LLC through the exercise of a call option, under the terms agreed in January 2002, when Campari acquired the majority stake in the company.

The shareholding was acquired from companies owned by Maurice Kanbar, who founded Skyy Spirits, LLC in 1992 and remained the company's controlling shareholder until January 2002.

Following the operation, the Group's total shareholding in Skyy Spirits, LLC now stands at 89%.

The cost of the acquisition was US$ 156.6 million, paid in cash (equivalent to around € 118 million at the exchange rate in force at the date of the operation).

Under the terms of the agreement, the call option was exercised at a price of 10 times the pro rata pre-tax profit generated by Skyy Spirits, LLC in 2004.

The acquisition was carried out via Redfire, Inc., and was financed partly with own funds and partly with bank debt.

The remaining 11% of Skyy Spirits, LLC is owned by the company's management team.

The agreement, signed in January 2002, also includes a call / put option between Redfire, Inc. and the Skyy Spirits, LLC management team for the purchase / sale of the management team's stake, at a price of between 5 and 10 times the average pro rata pre-tax profit generated by Skyy Spirits, LLC between 2002 and 2006.

The option may be exercised after 31 January 2007.

Launch of SKYY90

Skyy Spirits, LLC (which, through its SKYY Vodka brand, is a market leader in the USA in the super premium vodka segment) has announced the launch of SKYY90 in the ultra premium vodka segment – that is, the segment with the highest prices and biggest growth rates.

SKYY90, which defines itself as a "modern luxury vodka", is highly innovative in its flavour, formula and packaging.

Thanks to top-quality ingredients and a unique production process, SKYY90 is an exceptionally pure product, while the packaging, with its stark, modern design, has strong visual appeal.

SKYY90 will be on sale from May in selected bars and restaurants of major US states.

Distribution of Martin Miller's London Dry Gin

The Campari Group (through Skyy Spirits, LLC) was awarded the US distribution rights for the ultra premium gin Martin Miller's starting from April 2005.

The brand is owned by the UK-based Reformed Spirits Company Ltd.

Martin Miller's was launched successfully in 2003 in London's most trendy bars.

The brand was introduced onto the American market a few months ago, where the early signs are encouraging.

Thanks to its solid success and proven ability to market high-range products, Skyy Spirits, LLC is the ideal launchpad from which to seize the excellent opportunities for growth in the ultra premium gin market, a new sector for the Campari Group.

The Reformed Spirits Company Ltd. and Davide Campari-Milano S.p.A. have also signed an agreement giving the latter an option to purchase the Martin Miller's Gin brand.

The option may be exercised from January 2009 at a price set according to the sales generated in 2008.

The agreement does not give the Reformed Spirits Company Ltd. a put option.

Increased duty on alcohol products

Italy's new decree 35 of 14 March 2005 (the "competition decree") raised the excise duty on pure alcohol by 4.7% and that on intermediate products (which include vermouth) by 11.0%.

The increases were introduced with immediate effect.

BASIS OF CONSOLIDATION

The increase in the Group's stake in Skyy Spirits, LLC from 58.9% to 89.0% on 25 February 2005 did not lead to any change in the basis of consolidation, since the company was already consolidated line-by-line.

The effects of the transaction on the profit and loss account can be seen in higher goodwill and trademark amortisation, higher financial charges and lower minority interests.

Conversely, sales and EBIT were not affected, and can therefore be compared with those of the first quarter of last year.

In December 2004, the Group acquired a further 30% of Longhi & Associati S.r.l., thus increasing its shareholding in the company to 70%; as a result, Longhi & Associati S.r.l. was included in the basis of consolidation in the first quarter of 2005 (unlike in the same period of last year).

Longhi & Associati S.r.l. schedules and purchases advertising space for both Campari Group companies and third parties.

Its revenues for the whole of 2004 stood at € 1.3 million.

FIRST-QUARTER SALES PERFORMANCE

Introduction

All figures in the report are expressed in million Euro for ease of reference.

All percentage changes and effects have been calculated on figures which were originally expressed in thousand Euro.

Therefore, some of the percentages in the report may differ slightly from those that would have been obtained if the figures had been calculated directly in million Euro, especially the very small figures.

All sales figures reported in this section (whether given as sales or net sales) are shown net of excise duties and discounts.

General performance

In the first quarter of 2005, the Group's consolidated net sales increased by 0.9% to € 152.6 million, from € 151.3 million in the same period last year.

This was the combined effect of organic growth of 1.7% and a negative exchange rate effect of 0.8%, as the table below shows.

There was no change in the basis of consolidation compared with last year (unlike in 2004, when the first quarter saw the first-time full consolidation of Barbero 1891 S.p.A.'s sales, which moreover were very high).

	€ million	% change versus first quarter 2004
– net sales: first quarter 2005	152.6	
– net sales: first quarter 2004	151.3	
Total increase	**1.3**	**0.9%**
of which:		
organic growth before exchange rate effect	2.5	1.7%
changes in basis of consolidation	0.0	0,0%
exchange rate effect	–1.2	–0,8%
Total increase	**1.3**	**0.9%**

The organic sales growth of 1.7% was the combined result of uneven sales performances across the various brands, some of which were due to one-off factors that will disappear as the year progresses.

Sales of SKYY Vodka and Cinzano vermouths were excellent, while Campari and Cinzano sparkling wines saw their sales decrease.

Note that the first quarter of the year is traditionally low season for the Group, and generally accounts for only around 20% of full-year sales.

The negative exchange rate trend compared with the first quarter of 2004 was due mainly to the decline in the US dollar, which slid by 4.6% against the euro year on year.

Conversely, the Brazilian real gained 3.6% compared with the average registered in the same period of last year.

The table below shows the trend in the main currencies that have a direct impact on the consolidated profit and loss account.

Average exchange rate 1 January-31 March	2005	2004	% change
US$ x 1 €	1.311	1.251	
€ x 1 US$	0.7631	0.7995	-4.6%
BRL x 1 €	3.497	3.622	
€ x 1 BRL	0.2859	0.2761	3.6%
CHF x 1 €	1.549	1.569	
€ x 1 CHF	0.6456	0.6375	1.3%
JPY x 1 €	136.984	134.012	
€ x 1000 JPY	7.3001	7.4620	-2.2%

Sales by region

The total sales growth of 0.9% (or 1.7% stripping out the exchange rate effect) was due to a strong performance in the Americas and the rest of the world, more modest growth on the Italian market and a decline in Europe.

The first of the tables below shows net sales and growth by region, while the second breaks down the total change in each region by organic growth and the exchange rate effect (there was no external growth during the quarter).

Net sales by region	1 January-31 March 2005		1 January-31 March 2004		% change
	€ million	%	€ million	%	2005 / 2004
Italy	87.4	57.3%	86.3	57.0%	1.3%
Europe	26.2	17.2%	28.1	18.6%	-6.8%
Americas	34.8	22.8%	33.2	21.9%	5.0%
Rest of the world	4.2	2.7%	3.7	2.5%	11.3%
Total	**152.6**	**100.0%**	**151.3**	**100.0%**	**0.9%**

Breakdown of % change in net sales by region	Total % change 1 January-31 March	of which organic growth before exchange rate effect	of which exchange rate effect
Italy	1.3%	1.3%	0.0%
Europe	-6.8%	-7.0%	0.2%
Americas	5.0%	8.3%	-3.3%
Rest of the world	11.3%	16.9%	-5.6%
Total	**0.9%**	**1.7%**	**-0.8%**

Sales in **Italy** grew by 1.3% in the first quarter.

This was the combined result of a good performance from Campari and the other main spirit brands, offset by a slight dip in wine sales and a more marked drop for soft drinks and Campari Mixx.

This last was severely affected by an unfavourable comparison with the same period of 2004, which registered higher volumes following the launch of Campari Mixx Lime and Campari Mixx Peach.

The negative trend shown by wine sales was chiefly driven by the drop in Cinzano sparkling wine sales, although this in turn may have been partly due to a reduction in stocks following the excellent performance posted towards the end of 2004.

In **Europe** total net sales dropped by 6.8%, or 7.0% before a slightly positive exchange rate effect.

The decline can be attributed mainly to two important markets, Austria and Russia, where a reorganisation of distribution systems led to a drastic but temporary reduction in sales, especially of Campari.

As for the other European countries, Germany saw a slight contraction (due to a fall in Asti Cinzano sales), while sales in Switzerland, Spain, France and the UK increased compared with the same period of 2004.

Sales in the **Americas** jumped by 5.0% overall.

Positive organic growth of 8.3% was partly cancelled out by a negative exchange rate effect of 3.3%.

The two tables below provide further details of net sales data from the Americas.

Breakdown of net sales in the Americas	1 January-31 March 2005 € million	%	1 January-31 March 2004 € million	%	% change 2005 / 2004
US	26.1	74.9%	26.4	79.7%	-1.3%
Brazil	6.5	18.8%	4.6	13.9%	42.4%
Other countries	2.2	6.3%	2.1	6.4%	3.0%
Total	**34.8**	**100.0%**	**33.2**	**100.0%**	**5.0%**

Breakdown of % change in net sales in the Americas	Total % change 1 January-31 March	of which organic growth before exchange rate effect	of which exchange rate effect
US	-1.3%	3.4%	-4.7%
Brazil	42.4%	37.5%	4.9%
Other countries	3.0%	6.0%	-3.0%
Total	**5.0%**	**8.3%**	**-3.3%**

In the **United States**, sales by Skyy Spirits, LLC in local currency went up by 3.4%.

However, when converted into Euro, they posted a decline of 1.3% as a result of a 4.7% drop in the US Dollar.

It was an excellent period for sales of SKYY Vodka, as well as for 1800 Tequila, which is distributed under licence.

Sales of whisky fell, however, compared with the first quarter of 2004.

Sales in **Brazil** in local currency shot up by 37.5%, while the rise in the Brazilian Real against the Euro added a further 4.9%.

Sales in this area were driven by strong growth from Dreher aguardiente, but were positive for all the main brands.

This dynamic performance should however be viewed with caution, since sales on the Brazilian market in this period of the year make only a very small contribution to total sales for the year.

Sales in other countries in the Americas (although small values in themselves) grew strongly, rising 6.0% at constant exchange rates and 3.0% at actual rates.

The **rest of the world**, which accounts for only 2.7% of total Group sales, posted growth of 16.9% at constant exchange rates and 11.3% at actual rates.

The two main markets here are Japan and Australia, and growth compared with the first quarter of last year was particularly sizeable for the latter.

Sales by business area

In the first quarter of 2005, spirit sales grew, wine sales remained broadly flat, while soft drink sales declined; the significant drop of the minor "other sales" segment had a negligible impact on the general trend of the period.

The first of the following tables shows net sales by business area, while the second breaks down the total change in each business area by organic growth and the exchange rate effect.

Net sales by segment	1 January-31 March 2005		1 January-31 March 2004		% change
	€ million	%	€ million	%	2005 / 2004
Spirits	100.8	66.0%	97.6	64.5%	3.3%
Wines	20.1	13.2%	20.0	13.2%	0.3%
Soft drinks	30.3	19.8%	31.7	20.9%	–4.4%
Other sales	1.5	1.0%	2.0	1.3%	–27.3%
Total	**152.6**	**100.0%**	**151.3**	**100.0%**	**0.9%**

Breakdown of % change in net sales by segment	Total % change 1 January-31 March	of which organic growth before exchange rate effect	of which exchange rate effect
Spirits	3.3%	4.4%	–1.1%
Wines	0.3%	0.9%	–0.6%
Soft drinks	–4.4%	–4.4%	0.0%
Other sales	–27.3%	–27.0%	–0.3%
Total	**0.9%**	**1.7%**	**–0.8%**

Spirits

Net sales of spirits in the first quarter totalled € 100.8 million, an increase of 4.4% at constant exchange rates, and 3.3% at actual rates.

Turning to the Group's main brands, net sales of **Campari** in the first quarter of 2005 fell 4.6% at constant exchange rates, and 4.9% at actual rates.

Note that first-quarter Campari sales suffer from a very unfavourable comparison with the same period of last year, firstly because the brand registered significant organic growth (9%) in the first quarter of 2004, and secondly because the reorganisation of the distribution system in Austria and Russia, two important European markets, triggered a temporary sharp drop in sales, which will gradually be recovered over the year.

If sales on these two markets were excluded from the periods under comparison, Campari would show overall growth of 1.5% at constant exchange rates and 1.2% factoring in the negative exchange rate effect.

Sales in Campari's three main markets – Italy, Germany and Brazil – were positive overall, with a slight recovery in Germany.

Campari sales also grew in France and Spain, were stable in Japan, and fell in Switzerland.

The **SKYY** range (vodka and flavoured vodka) registered organic sales growth of 14.6% in the first quarter; even after the negative effect of currency movements (4.8%), the brand showed growth of 9.8% compared to last year.

This positive trend was due to both strong growth in the US (+9.6% in local currency) and exports to the rest of the world, which jumped by more than 50%.

Sales of the brand on the US market continue to show encouraging double-digit growth.

Exports were ahead of expectations, and accounted for over 20% of total sales by volume.

As well as in Italy, Germany and Canada, SKYY Vodka is reporting significant growth in the new markets of Australia and the UK.

Sales of **CampariSoda,** which are almost entirely recorded on the Italian market, were broadly in line with last year (–0.3%).

Sales of **Campari Mixx** in the first quarter, which is traditionally low season for this product category, fell by over 60% compared to the same period last year.

Sales of Campari Mixx are mainly concentrated on the Italian market, after distribution of the brand on other European markets was suspended at the beginning of last year following a sharp rise in duty on this type of product (ready-to-drink).

As stated in the previous section on sales by region, sales in Italy in the first quarter were severely affected by the unfavourable comparison with the first quarter of 2004, in which volume sales of Campari Mixx were very high owing to the launch of two new flavours, Campari Mixx Lime and Campari Mixx Peach.

Aperol had a very strong first quarter: after closing 2004 with volume growth of over 20%, its sales further advanced by 11.5% in early 2005, thanks to an excellent performance in Italy, its main market.

The development of the brand on the German market is also showing encouraging signs.

As for the Brazilian brands, both **Dreher** aguardiente and Old Eight, Drury's and Gold Cup **admix whiskies** put in excellent performances: overall growth was 50.4% in local currency and 55.8% after the positive effect of the appreciation of the Brazilian real.

This performance, which was recorded in the low season, also benefited from the price increases introduced in March.

Sales of **Ouzo 12** fell 33% in the first quarter of the year, following destocking by the Group's Greek subsidiary in the run-up to the launch of new packaging scheduled for April.

In Germany, the brand's other main market, sales in the first quarter rose slightly, and the new packaging will be introduced in the second half of the year.

Cynar sales increased by 32.4% at actual exchange rates, or 31.6% at constant rates.

This extremely positive performance was mainly due to the launch of this product on the Brazilian market and the change in distributor for Switzerland.

In Brazil, following the expiry of the third-party licensing rights to the brand, July 2004 saw Campari do Brasil Ltda. begin to produce and distribute Cynar, which is category leader on this market.

Zedda Piras liqueurs also put in an excellent performance, registering double-digit growth during this period of typically low sales affected by seasonal factors.

Trends in sales of **third-party brands** were as follows:

- growth of 14.3% for Jägermeister on the Italian market;
- an increase of 8.1% in local currency for 1800 Tequila on the US market (+3.3% at constant exchange rates);
- an overall drop of 9.6% for Scotch whiskies (–12.5% at actual exchange rates), mainly due to falling sales of Cutty Sark in the US.

Wines

Net sales of wines totalled € 20.1 million in the first quarter of 2005, up 0.9% at constant exchange rates and 0.3% at actual rates.

This general stability in sales was the combined result of different trends among the main brands.

First-quarter sales of **Cinzano sparkling wines** were disappointing, registering a decline of 9.3% compared to the same period last year, as a result of falling sales in both the main markets of Italy and Germany.

This result is not at present a major cause for concern, given the limited bearing first-quarter sales have on the full year (in 2004, they accounted for less than 15%).

Sales of **Cinzano vermouth** rose by an impressive 21.7% at constant exchange rates and 21.0% factoring in the negative exchange rate effect.

This was due to positive sales growth in Italy and the most important European markets.

Sella & Mosca wines closed the quarter with a 12.3% decline in overall sales, owing to a flat performance in Italy and a slowdown on international markets.

The Group witnessed an excellent performance by **Riccadonna**, a brand it acquired at the beginning of last year although it had previously distributed Riccadonna products in the main international markets.

Growth was 39.9% at constant exchange rates and 36.6% at actual rates, and was due to the outstanding result in Australia and, to a lesser extent, Italy.

First-quarter sales were also up for **Mondoro** (+20.5% at constant exchange rates and 20.1% at actual rates), thanks to greater penetration of new markets.

Soft drinks

Soft drink sales for the quarter totalled € 30.3 million, a decline of 4.4% compared to the same period last year.

Sales of soft drinks excluding non-alcoholic aperitifs fell more sharply, while **Crodino** sales dipped by just 0.5%, a respectable performance considering the impressive growth of 7.9% posted in the first quarter of last year.

Lemonsoda, Oransoda and Pelmosoda net sales were down by 14.3%, **mineral waters** slid by 2.4% and **Lipton Ice Tea** (a third-party brand distributed on the Italian market) was down 3.7%.

Soft drinks appear to suffer more than other products from seasonally low sales in the first quarter.

Looking forward to high season, we are fairly optimistic with respect to the highly important second quarter of the year, since the relative performance of these products at least should benefit from a favourable comparison base, given the adverse weather that hit 2004.

Other sales

This minor segment includes revenues from co-packing and sales to third parties of raw materials and semi-finished goods.

Other sales totalled € 1.5 million in the first quarter of 2004, a decline of 27.3% compared with the same period last year.

CONSOLIDATED ACCOUNTING STATEMENTS

CRITERIA FOR ACCOUNTS PREPARATION AND THE ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS (IFRS)

Under the terms of EC regulation 1606/2002 of 19 July 2002 adopted by the European Parliament and Council on the application of international accounting standards, European companies listed on regulated markets must, for every financial year from 1 January 2005 onwards, prepare their consolidated accounts in accordance with IAS / IFRS international accounting standards issued by the International Accounting Standards Board and approved by the European Union.

The accounting criteria and information required to be disclosed in interim reports under the new IAS accounting standards are governed by IAS 34 ("Interim financial reporting").

In a consultation document dated 17 February 2005, and the subsequent resolution 14990 of 14 April 2005, Consob established that for the first year, companies may introduce the new standards in stages, and specifically that the use of valuation and measurement criteria set out in pre-existing regulations for the preparation of accounting statements is permitted for the first quarterly report, while the current regulations in attachment 3D of the Consob Regulation for Issuers may be used for the notes to the accounts and the content of the report.

As a result, the Board of Directors of Davide Campari-Milano S.p.A. has chosen to prepare this report for the quarter ending 31 March 2005 on a consolidated basis, using the valuation criteria and content established by pre-existing regulations.

The figures relating to consolidated shareholders' equity at 1 January 2004 and at 31 December 2004, together with the net profit or loss for that year, prepared using IAS / IFRS accounting standards, and the reconciliation required by IFRS 1 ("First-time adoption of International Financial Reporting Standards") will be published with the half-year report to 30 June 2005.

An analysis of the main effects that the introduction of these principles will have on the consolidated accounts of the Campari Group is included in the report on operations for the accounts to 31 December 2004.

The external auditors have been appointed to audit the opening balances at the transition date and comparative data from 2004, in accordance with the terms established by Consob in its communication of 15 April 2005, which sets out the audit work to be undertaken during transition to the IAS / IFRS standards.

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY-31 MARCH 2005

The figures for the consolidated profit and loss account are shown below, reclassified in accordance with international practice.

This format has been, until now, the standard presentation for annual and half-year accounts, and will essentially be the new format of the profit and loss account used by the Campari Group, following the adoption of the new IAS / IFRS international accounting standards.

Reclassified profit and loss account	31.03.05		31.03.04		change
€ million	value	%	value	%	%
Net sales	**152.6**	**100.0%**	**151.3**	**100.0%**	**0.9%**
Total cost of goods sold	(59.3)	–38.9%	(60.0)	–39.6%	–1.1%
Gross margin	**93.3**	**61.1%**	**91.3**	**60.4%**	**2.2%**
Advertising and promotional costs	(27.6)	–18.1%	(27.7)	–18.3%	–0.5%
Sales and distribution costs	(19.6)	–12.8%	(20.1)	–13.3%	–2.7%
Trading profit	**46.2**	**30.3%**	**43.5**	**28.8%**	**6.1%**
General and administrative expenses	(13.1)	–8.6%	(13.1)	–8.6%	0.1%
Other operating income	0.1	0.0%	0.0	0.0%	
Goodwill and trademark amortisation	(10.2)	–6.7%	(8.8)	–5.8%	15.5%
EBIT	**23.0**	**15.0%**	**21.6**	**14.3%**	**6.3%**
Net financial income (charges)	(2.4)	–1.6%	(2.1)	–1.4%	15.9%
Net exchange rate gains (losses)	(0.4)	–0.3%	0.1	0.1%	
Other non–operating income (charges)	0.2	0.1%	0.5	0.3%	–52.4%
Profit before tax and minority interests	**20.4**	**13.4%**	**20.1**	**13.3%**	**1.5%**
Minority interests	(0.4)	–0.3%	(1.5)	–1.0%	–70.3%
Profit before tax attributable to the Group	**20.0**	**13.1%**	**18.6**	**12.3%**	**7.1%**
Depreciation of tangible fixed assets	(3.8)	–2.5%	(3.8)	–2.5%	–0.3%
Amortisation of intangible fixed assets	(10.9)	–7.1%	(9.4)	–6.2%	15.0%
Total depreciation and amortisation	**(14.6)**	**–9.6%**	**(13.2)**	**–8.7%**	**10.6%**
EBITDA	**37.6**	**24.6%**	**34.8**	**23.0%**	**7.9%**
EBITA	**33.2**	**21.7%**	**30.4**	**20.1%**	**9.0%**

The **net sales** performance for the quarter and an analysis of changes compared with last year are explained in detail in the previous section.

Looking now at other items in the profit and loss account, the **cost of goods sold** was lower than last year in absolute terms, and therefore declined from 39.6% to 38.9% of sales.

This higher margin was due to the falling incidence of materials costs, which benefited from the combined effect of curbed raw materials costs and a good sales mix geared towards products with a lower unit cost, such as spirits.

Production costs rose slightly as a proportion of sales, in line with forecasts set out in the Group's ongoing rationalisation plan.

Note that the Group will benefit fully from expected synergies only when the rationalisation plan, which started in 2003 with the closure of the Termoli plant, is complete.

This is likely to be in the third quarter, following the transfer of all production to Novi Ligure from Sesto San Giovanni, where production will then cease.

Advertising and promotional costs in the first quarter of 2005 were slightly down on last year.

As a proportion of sales, these costs fell from 18.3% to 18.1% year on year.

Marketing activities were more muted than last year, especially on the Italian market.

Sales and distribution costs declined compared with the same period in 2004, both in absolute terms and as a percentage of net sales (12.8%, from 13.3% in 2004).

The change is due to savings made on the variable component of these costs, namely transport and sales commissions, and to the Group's ability to keep fixed marketing and sales costs at last year's levels.

The Group's **trading profit** increased by 6.1% to € 46.2 million, mainly thanks to the control of industrial and commercial operating costs.

At constant exchange rates, trading profit registered organic growth of 7.3%, following a negative exchange rate effect of 1.2%, mainly due to the decline of the US Dollar.

General and administrative expenses remained flat both in absolute terms and as a percentage of sales (8.6%), while **other operating income** (which was zero at 31 March 2004) stood at € 0.1 million due to royalties received from third parties for use of the Group's brands.

Goodwill and trademark amortisation charges were € 10.2 million in the first quarter of 2005, an increase of € 1.4 million compared with the same period last year.

This rise was mainly due to higher goodwill amortisation, following the acquisition of a further 30.1% shareholding in Skyy Spirits, LLC.

EBIT totalled € 23.0 million, or 15.0% of sales, an increase of 6.3% compared to the same period last year.

Both **EBITA** and **EBITDA** displayed higher growth than EBIT:

- **EBITDA** rose by 7.9% to € 37.6 million, while **EBITA** advanced by 9.0% to € 33.2 million.
- EBITDA and EBITA growth was more impressive than that of EBIT because these two levels of profitability are not affected by the higher goodwill amortisation resulting from the increase in the Skyy Spirits, LLC shareholding; EBITA grew to a greater degree than EBITDA because depreciation costs, although inclusive of charges in respect of the new Novi Ligure plant, remained unchanged from last year.

The consolidated profit and loss account does not show taxes or net profit.

However, in order to provide a more complete and accurate picture, profit before tax attributable to the Group, i.e. profit before tax and after minority interests, is shown.

The items on the profit and loss account listed under the EBIT line that affect the Group's profit before tax are financial charges, exchange rate differences, other non-operating income (charges) and minority interests.

Net **financial charges** for the quarter totalled € 2.4 million, up € 0.3 million compared with last year owing to higher debt in the last month of the quarter under review, following the acquisition of a further 30.1% of Skyy Spirits, LLC.

Exchange rate movements in the first quarter of 2005 showed a negative balance of € 0.4 million as a result of operating exchange rate losses, compared to a net gain of € 0.1 million last year.

Other non-operating income and charges showed a positive balance of € 0.2 million for the quarter, a decrease from the € 0.5 million posted in the same period of 2004.

These three non-operating income items reduced profit for the quarter by € 1.1 million compared to the same period last year; consequently, **profit before tax and minority interests** (€ 20.4 million) grew by 1.5%, less than the EBIT growth registered.

Minority interests in the first quarter of 2005 were € 0.4 million, much lower than the figure of € 1.5 million last year.

The difference was due entirely to the decline in minority shares held in Skyy Spirits, LLC mentioned above.

As a result, **profit before tax attributable to the Group** was € 20.0 million in the first quarter, an increase of 7.1% on the € 18.6 million reported for the same period last year.

NET FINANCIAL POSITION

€ million	31 March 2005	31 December 2004	change
Cash and bank	211.3	239.5	(28.2)
Short-term marketable securities	17.2	6.4	10.8
Payables to banks	(111.3)	(56.7)	(54.6)
Real estate lease payables	(3.0)	(2.9)	(0.1)
Private placement	(3.1)	(2.9)	(0.2)
Other financial payables	(0.1)	0.0	(0.1)
Interest on private placement	(2.7)	(4.9)	2.2
Short-term financial position	**108.3**	**178.5**	**(70.2)**
Payables to banks	(26.6)	(3.6)	(23.0)
Real estate lease payables	(21.3)	(22.0)	0.7
Bonds	(258.0)	(258.0)	0.0
Private placement	(128.0)	(122.0)	(6.0)
Other financial payables	(1.5)	(1.6)	0.1
Medium- to long-term debt	**(435.4)**	**(407.2)**	**(28.2)**
Net debt	**(327.1)**	**(228.7)**	**(98.4)**

The financial position in both periods under comparison does not include own shares held by the Parent Company, recorded under financial fixed assets at purchase cost.

Own shares totalled € 29.8 million in both periods.

In the first quarter of 2005, the Group burnt cash of € 98.4 million.

More particularly, the Group spent around € 118 million on the acquisition of a further shareholding in Skyy Spirits, LLC.

This was financed partly with own funds and partly with short-term and medium- to long-term bank debt through the subsidiary Redfire, Inc.

The Group also spent € 4.5 million on capital investment.

The two tables below show net working capital at 31 March 2005 compared with 31 December 2004 and 31 March 2004.

Net working capital increased by € 9.3 million, or 6.0%, compared to 31 December 2004.

Compared with the same period last year, it jumped by 20.0%, much higher than the 6.9% growth in net sales posted in the twelve months ending in March 2005.

This increase was attributable to both the rise in receivables from customers and in inventories, and the fall in payables to suppliers.

Inventories were also boosted by greater production at the Sesto San Giovanni plant in the run-up to the closure of the site and the transfer of its operations to Novi Ligure.

The stocks of finished products to be transferred, which are expected to rise in the first half of the year, will be used in the second half, thereby reducing working capital.

€ million	31 March 2005	31 December 2004	change	% change
Inventories	134.3	114.4	19.9	
Receivables from customers	144.1	173.1	(29.0)	
Payables to suppliers	(118.3)	(142.1)	23.8	
Receivables in respect of promotional costs	2.2	7.6	(5.4)	
Net working capital	**162.3**	**153.0**	**9.3**	**6.0%**

€ million	31 March 2005	31 March 2004	change	% change
Inventories	134.3	126.5	7.8	
Receivables from customers	144.1	126.3	17.8	
Payables to suppliers	(118.3)	(120.0)	1.7	
Receivables in respect of promotional costs	2.2	2.3	(0.1)	
Net working capital	**162.3**	**135.1**	**27.2**	**20.0%**
Sales: 12-month moving average	780.5	730.2	50.3	6.9%
12-month moving average of net working capital over net sales (%)	**20.8%**	**18.5%**		

SIGNIFICANT EVENTS AFTER 31 MARCH 2005

Distribution in Italy of Brown-Forman spirits

On 4 April 2005, the Campari Group announced that it had won the Italian distribution contract for the spirits portfolio of the American company Brown-Forman, one of the biggest operators in the sector.

The agreement came into effect on 1 May 2005 and covers all the Brown-Forman spirits already available on the Italian market, including Jack Daniel's Tennessee Whiskey, the world's best-selling American whisky and one of the best-performing premium brands in Italy.

The other brands are the liqueur Southern Comfort, the premium bourbon Woodford Reserve, Tuaca (a brandy-based liqueur originating in Italy) and Finlandia vodka.

The awarding of the Italian rights to Campari was part of a reorganisation by Brown-Forman of its distribution agreements in some European markets.

This initiative, which gives the Group a synergetic and complementary portfolio, has further strengthened Campari's presence on the Italian market thanks to a wider range of premium spirits.

The agreement also represents a significant opportunity for the Group to increase its presence in its traditional sales channel of bars and restaurants, particularly the most fashionable ones, which are of strategic importance for Campari.

Ordinary shareholders' meeting of the Parent Company

On 29 April 2005, the shareholders' meeting of Davide Campari-Milano S.p.A. approved the company's results to 31 December 2004.

The shareholders approved total dividends of € 28.1 million, distributed from the 2004 net profit.

Furthermore, the Board of Directors was authorised to purchase, in one or more operations, a number of own shares which, when added to the shares already held by the Company, do not exceed 10% of the share capital.

It was also authorised to sell, in one or more operations, all own shares held or a quantity of shares to be determined by the Board.

The authorisation, granted until 30 June 2006, has two purposes: to service the stock option scheme for the Group's management, and to allow the Board of Directors to proceed with any operations and/or strategic alliances it considers appropriate, including via share swaps.

Extraordinary shareholders' meeting of the Parent Company

The extraordinary shareholders' meeting approved the proposed ten-for-one split of the 29,040,000 ordinary shares of Davide Campari-Milano S.p.A. in circulation, worth a nominal € 1.00 each, into 290,400,000 newly-issued ordinary shares, with a nominal value of € 0.10, with the same characteristics as the shares currently circulating.

The meeting then voted to amend article 5 of the articles of association, which describes the number of existing shares and their nominal value.

The share capital therefore remains unchanged at € 29,040,000, but is now split into 290,400,000 shares worth a nominal € 0.10 each.

From 9 May 2005, the shares were traded ex-split under the new ISIN code IT0003849244.

The same day was the ex-date for the dividend of € 0.10 (coupon 1), which was calculated based on the new number of shares in circulation; the payment date was 12 May.

Following the share split described above, shareholders with stakes of more than 2%, who have notified Consob and Davide Campari-Milano S.p.A. of same pursuant to article 117 of Consob regulation 11971/99 on notification of significant shareholdings, are as follows:

Shareholder (1)	Number of ordinary shares	% of share capital
Alicros S.p.A.	148,104,000	51%
Cedar Rock Capital	16,192,820	5.576%
Fidelity Investments	14,513,340	4.997%
Davide Campari-Milano S.p.A.(2)	9,351,910	3.220%
Lazard Asset Management	6,036,870	2.079%
Morgan Stanley Investment Management	5,978,750	2.059%

(1) No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (as per article 117 of Consob regulation 11971/99 on notification of significant holdings) of having shareholdings greater than 2%.

(2) Purchase of own shares for the purposes of the stock option scheme.

OUTLOOK

The first quarter of the year is generally of limited significance in providing guidance for the whole year.

Moreover, the situation on the individual markets and the global backdrop as a whole do not appear to have changed since the beginning of the year.

We therefore confirm our earlier forecasts, which are moderately optimistic and see the Group continuing to benefit from the strength of its main brands despite a difficult macroeconomic situation in Europe.

CAMPARI

Relazione trimestrale al 31 marzo 2005 Redatta su base consolidata Consolidated report for the quarter ending 31 March 2005

Relazione trimestrale al 31 marzo 2005
Redatta su base consolidata

INDICE

OSSERVAZIONI DEGLI AMMINISTRATORI SULL'ANDAMENTO DELLA GESTIONE

INTRODUZIONE

I risultati del Gruppo Campari del primo trimestre del 2005 sono stati positivi e presentano una crescita delle vendite nette e della redditività rispetto al corrispondente periodo dello scorso anno: l'incremento delle vendite è stato contenuto al 0,9%, mentre la crescita del margine commerciale e di tutti gli indicatori di redditività operativa è stata superiore, compresa tra il 6% e il 9%.

La tabella seguente evidenzia le voci principali del conto economico e le variazioni percentuali, espresse sia a cambi medi correnti dei due periodi che a cambi medi costanti del primo trimestre 2004: si può constatare che la rivalutazione dell'Euro, ha avuto un impatto negativo sul conto economico del Gruppo, ma inferiore rispetto a quello rilevato nel corso dell'intero 2004.

Dati relativi al periodo 1 gennaio-31 marzo (€ milioni)	2005 a cambi effettivi	variazione % reale su 2004	2005 a cambi costanti	variazione % a cambi costanti su 2004	effetto cambio
Vendite al netto di sconti e accise	152,6	0,9%	153,9	1,7%	-0,8%
Margine commerciale	46,2	6,1%	46,7	7,3%	-1,2%
EBITDA	37,6	7,9%	38,1	9,3%	-1,4%
EBITA	33,2	9,0%	33,6	10,6%	-1,6%
EBIT = Risultato operativo	23,0	6,3%	23,4	8,5%	-2,2%
Utile prima delle imposte e degli interessi di minoranza	20,4	1,5%	20,8	3,7%	-2,2%
Utile ante imposte di pertinenza del Gruppo	20,0	7,1%	20,3	8,8%	-1,7%

EVENTI SIGNIFICATIVI

Acquisto di un'ulteriore partecipazione, pari al 30,1%, di Skyy Spirits, LLC

Il 25 febbraio 2005, la Capogruppo Davide Campari-Milano S.p.A. ha annunciato di avere perfezionato l'acquisto di un'ulteriore partecipazione, pari al 30,1%, di Skyy Spirits, LLC, tramite l'esercizio di una *call option*, secondo i termini stipulati nel gennaio 2002 al momento dell'acquisto della partecipazione di maggioranza nella società.

La partecipazione è stata ceduta da società facenti capo a Maurice Kanbar, fondatore di Skyy Spirits, LLC nel 1992 e azionista di controllo fino a gennaio 2002.

In questo modo la partecipazione del Gruppo Campari in Skyy Spirits, LLC sale al 89%.

Il corrispettivo dell'operazione, pagato in contanti, è stato pari a US$ 156,6 milioni (corrispondente a circa € 118 milioni al tasso di cambio corrente alla data dell'operazione).

L'esercizio della *call option* è avvenuto, in base ai termini previsti dal contratto, a un prezzo pari a 10 volte l'utile ante imposte *pro-quota* realizzato da Skyy Spirits, LLC nell'esercizio 2004.

L'acquisizione, avvenuta tramite Redfire, Inc., è stata finanziata in parte con mezzi propri e in parte con indebitamento bancario.

Il restante 11% del capitale di Skyy Spirits, LLC è detenuto dal *management team* della società.

Si ricorda che il contratto stipulato nel gennaio 2002 prevede altresì un meccanismo di opzioni reciproche *call / put* concesse rispettivamente a Redfire, Inc. e al *management team* per l'acquisto / vendita delle partecipazioni detenute dal *management team* a un prezzo compreso tra 5 e 15 volte l'utile ante imposte medio *pro-quota* realizzato da Skyy Spirits, LLC nel periodo 2002-2006.

L'opzione è esercitabile dopo il 31 gennaio 2007.

Lancio di SKYY90

Skyy Spirits, LLC, che, con il *brand* SKYY Vodka è tra i *leader* di mercato in USA nel segmento della *vodka super premium*, ha annunciato il lancio di SKYY90, che si posiziona nel segmento della vodka *ultra premium*, cioè nella fascia di mercato connotata dal più elevato posizionamento di prezzo e dal più alto tasso di crescita.

SKYY90, che si propone come una "*modern luxury vodka*", rappresenta un prodotto altamente innovativo nel gusto, nella formula e nel *packaging*.

Infatti, grazie all'impiego di ingredienti di altissima qualità e all'utilizzo di un processo produttivo esclusivo, SKYY90 si distingue per la sua purezza, mentre il *packaging*, caratterizzato da un *design* moderno e rigoroso, risulta avere un forte impatto estetico.

SKYY90 sarà disponibile a partire da maggio unicamente in selezionati *bar* e ristoranti dei principali stati americani.

Commercializzazione di Martin's Miller London Dry Gin

Il Gruppo Campari, tramite Skyy Spirits, LLC, si è aggiudicato, con decorrenza aprile 2005, la distribuzione negli Stati Uniti della marca di *gin ultra premium* Martin Miller's, di proprietà della società inglese Reformed Spirits Company Ltd.

Martin Miller's è stato lanciato con successo nel 2003 nel mercato londinese dei *bar* più *trendy*.

Da pochi mesi la marca è disponibile anche sul mercato americano, dove i primi segnali di sviluppo sono incoraggianti.

Grazie al suo consolidato successo e alla sua comprovata capacità di gestire prodotti di alta gamma, Skyy Spirits, LLC è la piattaforma ideale per cogliere un'interessante opportunità di sviluppo nel segmento del *gin ultra premium*, una categoria nuova per il Gruppo Campari.

È stato inoltre sottoscritto un contratto tra Reformed Spirits Company Ltd. e Davide Campari-Milano S.p.A., che permette a quest'ultima di esercitare un'opzione per l'acquisto della proprietà del *brand* Martin Miller's Gin.

L'opzione sarà esercitabile a partire da gennaio 2009 a un prezzo determinato in funzione del livello delle vendite conseguito nel 2008; non è previsto alcun corrispondente diritto di *put* da parte di Reformed Spirits Company Ltd.

Incremento dell'imposta sui prodotti alcolici

In Italia, con il D.L: 14 marzo 2005 n 35 (cosiddetto "decreto competitività") sono state definite, con decorrenza immediata, nuove aliquote di accisa sia per i prodotti alcolici puri che per gli alcolici intermedi, categoria nella quale rientra anche il *vermouth*; gli incrementi sono rispettivamente del 4,7% e del 11,0%.

PERIMETRO DI CONSOLIDAMENTO

L'incremento della partecipazione in Skyy Spirits, LLC, dal 58,9% al 89,0%, avvenuto in data 25 febbraio 2005, non ha comportato una modifica del perimetro di consolidamento in quanto la società era già precedentemente consolidata con il metodo integrale.

Per quanto concerne gli effetti derivanti da tale operazione, relativamente al conto economico, si evidenziano maggiori ammortamenti di *goodwill* e marchi, maggiori oneri finanziari nonché minori interessi di minoranza, mentre per quanto concerne vendite e risultato operativo i dati dei due trimestri posti a confronto risultano omogenei e pertanto confrontabili.

Inoltre si segnala che nel mese di dicembre 2004, avendo acquisito un ulteriore quota del 30% di Longhi & Associati S.r.l., il Gruppo ha elevato la sua partecipazione al 70% del capitale della società che, conseguentemente, è entrata nel perimetro di consolidamento (dal quale era invece esclusa nel primo trimestre dello scorso anno).

Longhi & Associati S.r.l., che ha come oggetto la pianificazione e l'acquisto di spazi pubblicitari, sia per conto di società del Gruppo Campari che per clienti terzi, nell'intero 2004 ha generato un valore della produzione di € 1,3 milioni.

ANDAMENTO DELLE VENDITE DEL PRIMO TRIMESTRE 2005

Premessa

I valori riportati nella presente relazione sono espressi, per comodità di lettura, in milioni di Euro.

Le variazioni percentuali e le incidenze percentuali sono state calcolate su valori originari in migliaia di Euro; pertanto alcune delle percentuali riportate in relazione, soprattutto per valori assoluti più modesti, possono differire lievemente da quelle che si otterrebbero ove fossero calcolate direttamente sui valori in milioni di Euro.

Inoltre, i valori relativi alle vendite riportati nel presente paragrafo, siano essi definiti come vendite nette o anche semplicemente come vendite, sono sempre espressi al netto di accise e sconti.

Evoluzione generale

Nel primo trimestre del 2005 le vendite nette consolidate del Gruppo sono state pari a € 152,6 milioni e hanno evidenziato una crescita complessiva del 0,9% rispetto al corrispondente periodo dello scorso anno, in cui erano state pari a € 151,3 milioni.

La variazione complessiva è stata generata da una crescita organica del 1,7% e da un impatto negativo dei cambi del 0,8%, come evidenziato nella tabella sottostante.

Nel periodo in oggetto non è intervenuta alcuna variazione di perimetro rispetto allo scorso anno, nel quale, al contrario, il primo trimestre era stato caratterizzato dal primo pieno consolidamento delle vendite di Barbero 1891 S.p.A., peraltro molto elevate.

	€ milioni	in % sul primo trimestre 2004
– vendite nette del primo trimestre 2005	152,6	
– vendite nette del primo trimestre 2004	151,3	
variazione totale	**1,3**	**0,9%**
di cui :		
crescita organica al lordo di effetto cambio	2,5	1,7%
variazioni di perimetro	0,0	0,0%
effetto variazioni cambio	–1,2	–0,8%
variazione totale	**1,3**	**0,9%**

La crescita organica delle vendite del 1,7% è il risultato di andamenti dei diversi *brand* abbastanza disomogenei fra loro, che in taluni casi trovano peraltro spiegazione in circostanze contingenti, che verranno meno nel corso dell'esercizio.

Decisamente positivo è stato il *trend* di SKYY Vodka e dei *vermouth* Cinzano, mentre le vendite di Campari e degli spumanti Cinzano hanno subito una contrazione.

È peraltro opportuno ricordare che il primo trimestre costituisce storicamente un periodo di bassa stagionalità e che mediamente rappresenta circa il 20% delle vendite dell'anno.

La variazione negativa dei tassi di cambio rispetto al primo trimestre dello scorso anno è stata determinata principalmente dalla svalutazione del Dollaro USA che, nel confronto fra i due periodi, ha subito un deprezzamento del 4,6% verso l'Euro.

Al contrario, il Real brasiliano nel primo trimestre dell'anno ha evidenziato, in rapporto al cambio medio rilevato nel primo trimestre dell'anno scorso, un apprezzamento quantificabile nel 3,6%.

La tabella seguente riporta l'evoluzione delle principali valute che hanno un impatto diretto sul conto economico consolidato.

Cambi medi del periodo 1 gennaio-31 marzo	2005	2004	Variazione %
US$ x 1 €	1,311	1,251	
€ x 1 US$	0,7631	0,7995	–4,6%
BRC x 1 €	3,497	3,622	
€ x 1 BRC	0,2859	0,2761	3,6%
CHF x 1 €	1,549	1,569	
€ x 1 CHF	0,6456	0,6375	1,3%
JPY x 1 €	136,984	134,012	
€ x 1000 JPN	7,3001	7,4620	–2,2%

Vendite per area geografica

La crescita complessiva delle vendite del trimestre, pari al 0,9%, ovvero al 1,7% escludendo l'effetto cambio, è stata determinata da una positiva evoluzione delle aree Americhe e Resto del mondo, da una crescita più contenuta sul mercato italiano e, infine, da una contrazione nell'area Europa.

In dettaglio, le due tabelle mostrano rispettivamente, la prima, la ripartizione e l'evoluzione delle vendite nette per area e, la seconda, la scomposizione dell'evoluzione totale di ciascuna area, nelle sue componenti di variazione organica ed effetto cambi (si rammenta che nel trimestre non sono intervenuti effetti perimetro).

Vendite nette per area geografica	1 gennaio-31 marzo 2005		1 gennaio-31 marzo 2004		Variazione %
	€ milioni	%	€ milioni	%	2005 / 2004
Italia	87,4	57,3%	86,3	57,0%	1,3%
Europa	26,2	17,2%	28,1	18,6%	–6,8%
Americhe	34,8	22,8%	33,2	21,9%	5,0%
Resto del mondo	4,2	2,7%	3,7	2,5%	11,3%
Totale	**152,6**	**100,0%**	**151,3**	**100,0%**	**0,9%**

Analisi della variazione % delle vendite nette per area geografica	variazione in % totale 1 gennaio-31 marzo	di cui variazione organica lorda	di cui effetto cambio
Italia	1,3%	1,3%	0,0%
Europa	–6,8%	–7,0%	0,2%
Americhe	5,0%	8,3%	–3,3%
Resto del mondo	11,3%	16,9%	–5,6%
Totale	**0,9%**	**1,7%**	**–0,8%**

In **Italia** le vendite nette del trimestre sono cresciute del 1,3%.

Tale risultato è stato determinato da un andamento positivo per Campari e per gli altri principali *spirit*, cui si contrappone un *trend* di lieve flessione per gli *wine* e di più marcata flessione per i *soft drink* e Campari Mixx, peraltro pesantemente penalizzato dal confronto sfavorevole con il primo trimestre dello scorso anno, che aveva beneficiato dei consistenti volumi aggiuntivi connessi all'introduzione delle due nuove referenze (Lime e Peach).

La tendenza negativa degli *wine* è invece principalmente imputabile agli spumanti Cinzano, per i quali, tuttavia, il calo delle vendite del periodo è anche riconducibile a un probabile alleggerimento degli *stock* dopo la eccellente performance di vendita realizzata a fine 2004.

In **Europa** le vendite nette complessive hanno segnato un calo del 6,8% che, al lordo di un lieve effetto positivo del cambio, è pari al 7,0%.

La causa principale di questa contrazione è riconducibile a due importanti mercati, Austria e Russia, nei quali la riorganizzazione dell'assetto distributivo in corso ha pesantemente, ma solo temporaneamente, ridotto le vendite di alcuni prodotti, in particolare Campari.

Per quanto concerne gli altri paesi europei, la Germania ha avuto una lieve contrazione, imputabile al calo di Asti Cinzano, mentre in Svizzera, Spagna, Francia e Regno Unito le vendite del trimestre sono state in crescita rispetto al corrispondente periodo del 2004.

L'area **Americhe** globalmente ha evidenziato nel trimestre una crescita delle vendite pari al 5,0%; la positiva crescita organica, pari al 8,3%, è stata parzialmente erosa dal negativo effetto della svalutazione, pari al 3,3%.

Le due tabelle sottostanti forniscono un ulteriore dettaglio dell'andamento delle vendite dell'area Americhe.

Dettaglio vendite nette dell'area Americhe	1 gennaio-31 marzo 2005 € milioni	%	1 gennaio-31 marzo 2004 € milioni	%	Variazione % 2005 / 2004
USA	26,1	74,9%	26,4	79,7%	-1,3%
Brasile	6,5	18,8%	4,6	13,9%	42,4%
Altri paesi	2,2	6,3%	2,1	6,4%	3,0%
Totale	**34,8**	**100,0%**	**33,2**	**100,0%**	**5,0%**

Analisi della variazione % delle vendite nette dell'area Americhe	Variazione in % totale 1 gennaio-31 marzo	di cui variazione organica lorda	di cui effetto cambio
USA	-1,3%	3,4%	-4,7%
Brasile	42,4%	37,5%	4,9%
Altri paesi	3,0%	6,0%	-3,0%
Totale	**5,0%**	**8,3%**	**-3,3%**

Negli **Stati Uniti**, le vendite in valuta locale di Skyy Spirits, LLC sono incrementate complessivamente del 3,4% ma, convertite in Euro, subiscono una contrazione del 1,3%, come conseguenza del deprezzamento del Dollaro USA (-4,7%).

Il trimestre è stato ottimo per le vendite di SKYY Vodka e, tra le marche in distribuzione, anche per *tequila* 1800; rispetto al primo trimestre dello scorso anno sono invece in flessione le vendite degli *whisky*.

In **Brasile** le vendite in valuta locale sono cresciute del 37,5%; inoltre, in seguito alla rivalutazione del Real brasiliano nei confronti dell'Euro, l'effetto cambio del periodo è stato positivo e pari al 4,9%.

L'evoluzione delle vendite, trainata dalla forte crescita dell'*aguardiente* Dreher, è stata positiva per tutti i *brand* principali.

Il dinamismo delle vendite del primo trimestre deve comunque essere valutato con la dovuta cautela, alla luce dell'incidenza particolarmente contenuta che, sul mercato brasiliano, le vendite di tale periodo hanno in rapporto a quelle totali dell'anno.

Il *trend* delle vendite degli altri paesi dell'area Americhe, peraltro relativo a valori assoluti molto contenuti, è stato positivo sia a cambi costanti (+6,0%) che a cambi correnti (+3,0%).

L'area **Resto del Mondo**, che raggiunge un'incidenza sul totale delle vendite del Gruppo limitata al 2,7%, è cresciuta complessivamente del 16,9% prima dell'effetto cambio e del 11,3% a cambi correnti.

Relativamente ai due mercati principali dell'area, Giappone e Australia, il confronto con le vendite del primo trimestre 2004 è stato particolarmente brillante per il secondo.

Vendite per area di business

L'andamento delle vendite del Gruppo nel primo trimestre del 2005, è stato caratterizzato dalla crescita degli *spirit*, dalla sostanziale stabilità degli *wine* e da una contrazione dei *soft drink*; la consistente diminuzione del segmento marginale e complementare delle "altre vendite" non è stata del tutto irrilevante sul trend generale del periodo.

Le due tabelle seguenti mostrano rispettivamente, l'evoluzione delle vendite nette per area di *business* e la scomposizione dell'evoluzione totale di ciascun segmento, nelle due componenti di variazione organica ed effetto cambi.

Vendite nette per segmento	1 gennaio-31 marzo 2005		1 gennaio-31 marzo 2004		Variazione %
	€ milioni	%	€ milioni	%	2005 / 2004
Spirit	100,8	66,0%	97,6	64,5%	3,3%
Wine	20,1	13,2%	20,0	13,2%	0,3%
Soft drink	30,3	19,8%	31,7	20,9%	-4,4%
Altre vendite	1,5	1,0%	2,0	1,3%	-27,3%
Totale	**152,6**	**100,0%**	**151,3**	**100,0%**	**0,9%**

Analisi della variazione % delle vendite nette per segmento	Totale variazione % 1 gennaio-31 marzo	di cui variazione organica lorda	di cui effetto cambio
Spirit	3,3%	4,4%	-1,1%
Wine	0,3%	0,9%	-0,6%
Soft drink	-4,4%	-4,4%	0,0%
Altre vendite	-27,3%	-27,0%	-0,3%
Totale	**0,9%**	**1,7%**	**-0,8%**

Spirit

Gli *spirit* hanno realizzato nel trimestre vendite nette per € 100,8 milioni, in crescita del 4,4% a cambi costanti e del 3,3%, dopo l'effetto negativo dei cambi.

Relativamente all'andamento dei marchi principali del Gruppo, le vendite nette di **Campari** del primo trimestre 2005 hanno mostrato una flessione del 4,6% a cambi costanti e del 4,9% dopo l'effetto cambio negativo.

È opportuno ricordare che, relativamente al primo trimestre, il confronto con i dati di vendita dello scorso anno risulta particolarmente penalizzante per le seguenti due ragioni: in primo luogo la marca nel primo trimestre del 2004 aveva conseguito una crescita organica molto importante, pari al 9%; in secondo luogo situazioni specifiche, relative alla riorganizzazione dell'assetto distributivo in due importanti mercati europei, Austria e Russia, hanno determinato una temporanea e drastica contrazione delle vendite, che si ritiene verrà progressivamente recuperata nel corso dell'anno.

Ove si escludessero dalle vendite dei due periodi posti a confronto le vendite realizzate nei due mercati in oggetto, Campari evidenzierebbe una crescita complessiva pari al 1,5% a cambi costanti e al 1,2% dopo il negativo effetto cambio.

Nei tre mercati principali, ovvero Italia, Germania e Brasile, l'andamento delle vendite è stato globalmente positivo, con un lieve recupero registrato dal mercato tedesco.

Tra gli altri mercati rilevanti per Campari, le vendite del primo trimestre 2005 sono state in crescita per Francia e Spagna, stabili in Giappone e in flessione sul mercato svizzero.

La gamma **SKYY** (*vodka* e *flavours*) ha chiuso il primo trimestre dell'anno con una crescita organica delle vendite del 14,6%; anche dopo l'effetto negativo della svalutazione, quantificabile nel 4,8%, la marca evidenzia una progressione del 9,8% rispetto allo scorso anno.

Il *trend* positivo è stato determinato sia dalla forte crescita negli Stati Uniti (+9,6% in valuta locale) che dallo sviluppo delle esportazioni nel resto del mondo, che evidenziano una crescita superiore al 50%.

Sul mercato statunitense i consumi finali della marca continuano a mostrare un rassicurante tasso di crescita a due cifre.

Al di sopra delle attese sono state invece le esportazioni che, a volume, hanno superato il 20% delle vendite totali del *brand*; oltre a Italia, Germania e Canada, i nuovi mercati in cui SKYY Vodka sta significativamente crescendo sono l'Australia e la Gran Bretagna.

Le vendite di **CampariSoda**, quasi totalmente concentrate sul mercato italiano, sono state sostanzialmente allo stesso livello dello scorso anno (–0,3%).

Le vendite di **Campari Mixx** del primo trimestre, periodo dell'anno di bassa stagionalità per la categoria, hanno registrato una pesante contrazione rispetto al 2004 (superiore al 60%).

Le vendite di questo *brand* sono concentrate essenzialmente sul solo mercato italiano, dopo che gli inasprimenti fiscali, volti a colpire la categoria, hanno portato il Gruppo, fin dall'inizio dello scorso anno, a interrompere i progetti di distribuzione che erano stati attivati in altri mercati europei.

In Italia, come già anticipato nel precedente commento per aree geografiche, le vendite del primo trimestre dell'anno sono state fortemente penalizzate dal confronto sfavorevole con il primo trimestre 2004, in cui le vendite di Campari Mixx avevano beneficiato di volumi molto elevati e correlati al lancio delle due nuove referenze Lime e Peach.

Il primo trimestre del 2005 è stato molto buono per **Aperol** che, dopo aver chiuso un 2004 con una crescita superiore al 20% a volume, nel primo trimestre dell'anno, grazie all'eccellente andamento registrato nel suo principale mercato (l'Italia), ha ulteriormente incrementato le vendite del 11,5%.

Segnali incoraggianti sullo sviluppo della marca provengono inoltre dal mercato tedesco.

Per quanto concerne i *brand* brasiliani, nel trimestre si è evidenziato l'eccellente risultato di vendita dell'*aguardiente* **Dreher** e degli ***admix whiskys*** Old Eight, Drury's e Gold Cup: complessivamente la loro crescita è stata del 50,4% in valuta locale e del 55,8% dopo il positivo effetto della rivalutazione del Real brasiliano.

Tale *performance*, che è stata comunque conseguita in un trimestre di bassa stagionalità delle vendite, ha beneficiato anche dell'effetto positivo dell'aumento prezzi introdotto nel mese di marzo.

Le vendite di **Ouzo 12**, in forte contrazione (–33,0%) nel primo trimestre dell'anno, hanno risentito dell'attività di riduzione degli *stock* nei canali distributivi, attuata dalla controllata greca in vista del lancio del nuovo *packaging*, previsto per il mese di aprile.

Nel secondo importante mercato, quello tedesco, le vendite del primo trimestre dell'anno sono state invece in leggera crescita; in Germania il nuovo *packaging* verrà introdotto nella seconda parte dell'anno.

Le vendite di **Cynar** sono cresciute del 32,4% a cambi reali, ovvero 31,6% a cambi costanti.

Questa *performance* decisamente positiva è stata determinata principalmente dall'avvio delle vendite sul mercato brasiliano e dal cambio di distributore in Svizzera.

In Brasile, in particolare, venuti meno i diritti di licenza di terzi relativi al marchio Cynar, a partire da luglio 2004 Campari do Brasil Ltda. ha iniziato a produrre e distribuire questo *brand*, che localmente gode di una posizione di *leadership* nella sua categoria.

Ottimo anche l'andamento dei liquori tipici **Zedda Piras** che, in un trimestre di bassa stagionalità, hanno realizzato comunque una crescita a due cifre.

Relativamente ai ***brand* di terzi**, le vendite del trimestre hanno evidenziato:

- una crescita del 14,3% per Jägermeister sul mercato italiano;
- una crescita del 8,1% in valuta locale per *tequila* 1800 sul mercato statunitense (+3,3% a cambi correnti);
- una contrazione complessiva del 9,6% per gli *Scotch whisky* (–12,5% a cambi correnti) dovuta sostanzialmente a Cutty Sark negli Stati Uniti.

Wine

Nel primo trimestre del 2005 le vendite nette degli *wine* sono state pari a € 20,1 milioni, in crescita del 0,9% a cambi costanti e del 0,3% dopo l'impatto negativo dei cambi.

La sostanziale stabilità delle vendite del segmento è il risultato di *trend* differenti per i *brand* principali.

Il primo trimestre dell'anno è stato di segno negativo per le vendite degli **spumanti Cinzano,** in flessione del 9,3% rispetto al 2004, come conseguenza della contrazione registrata in entrambi i principali mercati, cioè l'Italia e la Germania.

Il risultato non desta al momento eccessive preoccupazioni, in considerazione della limitata incidenza delle vendite del primo trimestre rispetto a quelle dell'intero anno (nel corso del 2004 tale incidenza era stata inferiore al 15%).

Le vendite del ***vermouth* Cinzano** hanno invece conseguito un'ottima crescita del 21,7% a cambi costanti e del 21,0% dopo il negativo effetto cambio.

Tale risultato è stata determinato dalla positiva evoluzione delle vendite in Italia e nei più significativi mercati europei.

I vini **Sella & Mosca**, hanno chiuso il trimestre con una contrazione complessiva del 12,3%, determinata da una sostanziale stabilità del mercato italiano e da un rallentamento delle vendite sui mercati internazionali.

Andamento decisamente positivo hanno avuto invece le vendite di **Riccadonna**, marchio acquisito dal Gruppo all'inizio dello scorso anno, ma già precedentemente distribuito in alcuni importanti mercati internazionali.

La crescita, pari al 39,9% a cambi costanti ed al 36,6% a cambi reali, è imputabile all'ottimo risultato conseguito in Australia e, in misura minore, al mercato italiano.

Le vendite del trimestre sono state in crescita anche per **Mondoro** (+20,5% a cambi costanti e +20,1% a cambi correnti), che ha beneficiato dell'ampliamento distributivo a nuovi mercati.

Soft drink

Nel primo trimestre del 2005 i *soft drink* hanno realizzato vendite complessive per € 30,3 milioni, in contrazione del 4,4% rispetto al corrispondente periodo dello scorso anno.

L'andamento è stato più marcatamente negativo per i *soft drink* propriamente detti, mentre **Crodino** ha evidenziato una flessione contenuta al 0,5%, che peraltro si raffronta ad un primo trimestre dello scorso anno particolarmente positivo, nel quale la crescita era stata del 7,9%.

Per la linea **Lemonsoda, Oransoda e Pelmosoda** il decremento delle vendite nette è stato del 14,3%, per le **acque minerali** del 2,4% e per **Lipton Ice Tea**, marchio di terzi distribuito sul mercato italiano, del 3,7%.

La bassa stagionalità delle vendite del primo trimestre dell'anno, di cui ai precedenti commenti, appare ancora più significativa per il mercato delle bevande analcoliche.

Per quanto concerne il picco stagionale delle vendite, si guarda invece con una certo ottimismo al secondo e importantissimo trimestre dell'anno, in cui il confronto con un 2004 caratterizzato da pessime condizioni climatiche, dovrebbe favorire se non altro la *performance* relativa.

Altre vendite

Questo segmento, marginale e complementare agli altri, include i ricavi derivanti dalle attività di *co-packing* e dalla vendita a terzi di materie prime e semilavorati.

Nel primo trimestre del 2005 le "altre vendite" sono state pari a € 1,5 milioni e hanno evidenziato una contrazione del 27,3% rispetto allo scorso anno.

PROSPETTI CONTABILI CONSOLIDATI

CRITERI DI REDAZIONE E ADOZIONE DEGLI *STANDARD* CONTABILI INTERNAZIONALI (IFRS)

Il Regolamento (CE) 1606/2002 del Parlamento Europeo e del Consiglio del 19 luglio 2002 relativo all'applicazione dei principi contabili internazionali stabilisce che, per ogni esercizio finanziario avente inizio il 1 gennaio 2005, o in data successiva, le società europee quotate nei mercati regolamentati devono redigere i loro bilanci consolidati conformemente ai principi contabili internazionali IAS/IFRS emanati dall'*International Accounting Standard Board* e omologati in sede comunitaria.

Relativamente all'applicazione dei nuovi principi contabili IAS alle relazioni infrannuali, lo IAS 34 ("Bilanci intermedi") disciplina i criteri contabili e l'informativa di queste relazioni secondo i nuovi principi.

La Consob, in un documento di consultazione del 17 febbraio 2005, e successivamente, nella delibera 14990 del 14 aprile 2005, ha stabilito che per il primo anno è possibile un'introduzione progressiva dei nuovi principi e in particolare, per la prima trimestrale è consentito *"l'utilizzo dei criteri di valutazione e misurazione stabiliti dalla previgente normativa per la predisposizione dei prospetti contabili"* e, per quanto riguarda le note di commento e il contenuto delle relazioni, per la prima trimestrale possono essere seguite le attuali norme previste dall'allegato 3D del Regolamento Emittenti.

Conseguentemente, il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha scelto di redigere la presente relazione trimestrale al 31 marzo 2005, su base consolidata, con i criteri di valutazione e i contenuti stabiliti dalla previgente normativa.

I dati relativi al patrimonio netto consolidato al 1 gennaio 2004 e al 31 dicembre 2004, nonché al risultato economico del medesimo esercizio redatti sulla base dei principi contabili IAS/IFRS e la relativa riconciliazione prevista dal IFRS 1 (prima adozione degli International Financial Reporting Standard) verranno presentati alla data di pubblicazione della relazione semestrale al 30 giugno 2005.

Per quanto concerne l'analisi dei principali effetti che l'introduzione di questi principi porterà sul bilancio consolidato del Gruppo Campari, si rimanda a quanto esposto nella relazione sulla gestione del bilancio al 31 dicembre 2004.

Per la revisione contabile dei saldi di apertura alla data di transizione e dei dati comparativi del 2004, è stato conferito l'incarico alla società di revisione, nei termini indicati in via definitiva da Consob nel comunicato "Natura dei lavori di revisione da svolgere nella fase di transizione ai principi IAS-IFRS", del 15 Aprile 2005.

CONTO ECONOMICO CONSOLIDATO DEL PERIODO 1 GENNAIO-31 MARZO 2005

I dati sono presentati nella forma riclassificata secondo la prassi internazionale, forma fino a oggi utilizzata nei prospetti contenuti nei bilanci annuali e semestrali, e che sostanzialmente costituirà lo schema di conto economico utilizzato dal Gruppo Campari, in seguito all'adozione dei nuovi principi contabili internazionali IAS-IFRS.

Conto economico riclassificato	31 marzo 2005		31 marzo 2004		Variazione
in € milioni	valore	%	valore	%	%
Vendite nette	**152,6**	**100,0%**	**151,3**	**100,0%**	**0,9%**
Totale costo del venduto	(59,3)	–38,9%	(60,0)	–39,6%	–1,1%
Margine lordo	**93,3**	**61,1%**	**91,3**	**60,4%**	**2,2%**
Pubblicità e promozioni	(27,6)	–18,1%	(27,7)	–18,3%	–0,5%
Costi di vendita e distribuzione	(19,6)	–12,8%	(20,1)	–13,3%	–2,7%
Margine commerciale	**46,2**	**30,3%**	**43,5**	**28,8%**	**6,1%**
Spese generali e amministrative	(13,1)	–8,6%	(13,1)	–8,6%	0,1%
Altri ricavi operativi	0,1	0,0%	0,0	0,0%	
Ammortamento di avviamento e marchi	(10,2)	–6,7%	(8,8)	–5,8%	15,5%
Risultato operativo = EBIT	**23,0**	**15,0%**	**21,6**	**14,3%**	**6,3%**
Proventi (oneri) finanziari netti	(2,4)	–1,6%	(2,1)	–1,4%	15,9%
Utili (perdite) su cambi netti	(0,4)	–0,3%	0,1	0,1%	
Altri proventi (oneri) non operativi	0,2	0,1%	0,5	0,3%	–52,4%
Utile prima delle imposte e degli interessi di minoranza	**20,4**	**13,4%**	**20,1**	**13,3%**	**1,5%**
Interessi di minoranza	(0,4)	–0,3%	(1,5)	–1,0%	–70,3%
Utile prima delle imposte di pertinenza del Gruppo	**20,0**	**13,1%**	**18,6**	**12,3%**	**7,1%**
Ammortamenti materiali	(3,8)	–2,5%	(3,8)	–2,5%	–0,3%
Ammortamenti immateriali	(10,9)	–7,1%	(9,4)	–6,2%	15,0%
Totale ammortamenti	**(14,6)**	**–9,6%**	**(13,2)**	**–8,7%**	**10,6%**
EBITDA	**37,6**	**24,6%**	**34,8**	**23,0%**	**7,9%**
EBITA	**33,2**	**21,7%**	**30,4**	**20,1%**	**9,0%**

L'andamento delle **vendite nette** del trimestre e l'analisi delle variazioni intervenute rispetto allo scorso anno sono stati oggetto di ampia analisi nei paragrafi precedenti.

Per quanto concerne le altre voci del conto economico, il **costo del venduto** è stato in termini assoluti più contenuto rispetto allo scorso anno, evidenziando pertanto un'incidenza sulle vendite in diminuzione dal 39,6% al 38,9%.

Questo recupero di marginalità è imputabile alla riduzione dell'incidenza del costo dei materiali, che beneficia sia di un effettivo contenimento del costo delle materie prime che di un positivo effetto *mix* delle vendite, più favorevole a prodotti caratterizzati da costi unitari più bassi, quali gli *spirit*.

La spese di produzione hanno leggermente incrementato la loro incidenza sulle vendite, in linea con quanto previsto dal piano di progressiva razionalizzazione industriale del Gruppo.

È opportuno ricordare che tale piano, iniziato nel 2003 con la chiusura dello stabilimento di Termoli, potrà essere considerato concluso solo nel terzo trimestre dell'anno, quando, terminato il trasferimento a Novi

Ligure di tutte le produzioni attualmente realizzate a Sesto San Giovanni e cessata l'attività di quest'unità produttiva, il Gruppo potrà beneficiare pienamente delle sinergie previste.

I **costi per pubblicità e promozioni** del primo trimestre 2005 sono stati leggermente più contenuti dello scorso anno, con conseguente riduzione dell'incidenza percentuale sulle vendite, passata nei due periodi dal 18,3% al 18,1%.

La pianificazione delle attività di *marketing* è risultata in generale essere più contenuta rispetto al primo trimestre dello scorso anno, in particolar modo sul mercato italiano.

I costi di **vendita e distribuzione** hanno evidenziato una positiva contrazione rispetto allo stesso trimestre del 2004, sia a valore che in termini di incidenza percentuale sulle vendite nette, che è passata dal 13,3% dello scorso anno al 12,8%.

La variazione è dovuta all'effettivo risparmio conseguito sulla componente variabile di tali costi, ovvero i trasporti e le provvigioni sulle vendite, nonché al contestuale contenimento, ai livelli dell'anno precedente, dei costi fissi delle strutture di *marketing* e di vendita.

Il **margine commerciale**, pari a € 46,2 milioni, evidenzia una crescita del 6,1%, sostanzialmente determinata da un buon controllo dei costi operativi industriali e commerciali.

A cambi costanti il margine commerciale presenta una crescita organica del 7,3%, in quanto l'effetto cambi negativo, dovuto principalmente alla svalutazione del dollaro statunitense si quantifica nel 1,2%.

Le **spese generali e amministrative** si mantengono costanti sia in valore che in termini di incidenza percentuale sulle vendite, stabile al 8,6%; la voce **altri ricavi operativi**, che al 31 marzo 2004 riportava un saldo pari a zero, nel primo trimestre del 2005 evidenzia proventi marginali, per € 0,1 milioni, relativi a *royalty* ricevute da terzi per l'utilizzo di marchi del Gruppo.

L'**ammortamento relativo all'avviamento e ai marchi** del primo trimestre 2005 ammonta a € 10,2 milioni e, rispetto al primo trimestre dello scorso anno, presenta un incremento di € 1,4 milioni.

La variazione netta di questa voce è imputabile al maggiore ammortamento di avviamento, conseguente all'acquisto dell'ulteriore partecipazione, pari al 30,1%, di Skyy Spirits, LLC.

Il risultato operativo del periodo, ovvero l'**EBIT**, è stato pari a € 23,0 milioni, evidenziando una redditività sulle vendite nette del 15,0% ed una crescita del 6,3% rispetto allo scorso anno.

I due indicatori **EBITDA** ed **EBITA** mostrano una crescita superiore a quella rilevata a livello di risultato operativo (EBIT), e rispettivamente:

- l'**EBITDA**, ovvero il risultato operativo prima di tutti gli ammortamenti, materiali e immateriali, è stato pari a € 37,6 milioni, evidenziando una crescita del 7,9%;
- l'**EBITA**, ovvero il risultato operativo prima dell'ammortamento dell'avviamento e dei marchi, è stato pari a € 33,2 milioni, in crescita del 9,0% rispetto allo scorso anno.

La miglior *performance* evidenziata da entrambi gli indicatori rispetto all'EBIT, è determinata dal fatto che il maggior ammortamento di avviamento, conseguente all'incremento della partecipazione in Skyy Spirits, LLC, non penalizza questi due livelli di redditività; la maggior crescita dell'EBITA rispetto all'EBITDA deriva invece dal fatto che, nel periodo in oggetto, gli ammortamenti materiali, pur includendo gli oneri relativi al nuovo stabilimento di Novi Ligure, sono rimasti al livello dello scorso anno.

Il conto economico consolidato sopra esposto non riporta le imposte e l'utile netto.

Tuttavia, al fine di fornire una più completa e corretta informazione, viene evidenziato l'utile prima delle imposte di pertinenza del Gruppo, cioè al netto degli interessi di minoranza.

Le voci del conto economico, esposte sotto il risultato operativo, che incidono sull'utile *ante* imposte di pertinenza del Gruppo, sono gli oneri finanziari, le differenze cambio, gli altri proventi (oneri) non operativi e gli interessi di minoranza.

Gli **oneri finanziari** netti del trimestre, pari a € 2,4 milioni, crescono di € 0,3 milioni rispetto allo scorso anno per effetto del maggior livello di indebitamento dell'ultimo mese del periodo considerato, conseguente all'acquisto del 30,1% di Skyy Spirits, LLC.

Le **differenze cambio** del 2005 evidenziano un saldo negativo di € 0,4 milioni, determinato da perdite operative realizzate, che si confronta con un saldo positivo di € 0,1 milioni dello scorso anno.

Infine la voce altri **oneri e proventi non operativi** del trimestre evidenzia un saldo positivo di € 0,2 milioni, inferiore a quello di € 0,5 milioni, rilevato lo scorso anno.

Le tre componenti di reddito non operative sopra analizzate, se rapportate al corrispondente trimestre 2004, hanno un impatto negativo complessivo di € 1,1 milioni sull'utile del periodo; conseguentemente **l'utile prima delle imposte e degli interessi di minoranza**, pari a € 20,4 milioni, mostra una crescita più contenuta rispetto a quanto rilevato per l'EBIT, ovvero il 1,5%.

La deduzione degli **interessi di minoranza** nel primo trimestre 2005 è stata di € 0,4 milioni, molto più contenuta rispetto allo scorso anno, in cui era pari a € 1,5 milioni.
La differenza è totalmente imputabile alla sopracitata diminuzione della quota di terzi nel capitale di Skyy Spirits, LLC.

Beneficiando di ciò, **l'utile prima delle imposte di pertinenza del Gruppo** nel primo trimestre del 2005 è stato di € 20,0 milioni, evidenziando una crescita del 7,1% rispetto a quello conseguito lo scorso anno e pari a € 18,6 milioni.

POSIZIONE FINANZIARIA NETTA

(€ milioni)	31 marzo 2005	31 dicembre 2004	variazione
Cassa e disponibilità presso banche	211,3	239,5	(28,2)
Titoli a breve negoziabili	17,2	6,4	10,8
Indebitamento verso banche	(111,3)	(56,7)	(54,6)
Indebitamento per *leasing* immobiliare	(3,0)	(2,9)	(0,1)
Private placement	(3,1)	(2,9)	(0,2)
Altri debiti finanziari	(0,1)	0,0	(0,1)
Interessi su *private placement*	(2,7)	(4,9)	2,2
Posizione finanziaria netta a breve termine	**108,3**	**178,5**	**(70,2)**
Debiti verso banche	(26,6)	(3,6)	(23,0)
Indebitamento per *leasing* immobiliare	(21,3)	(22,0)	0,7
Debiti obbligazionari	(258,0)	(258,0)	0,0
Private placement	(128,0)	(122,0)	(6,0)
Altri debiti finanziari	(1,5)	(1,6)	0,1
Posizione finanziaria netta a medio-lungo termine	**(435,4)**	**(407,2)**	**(28,2)**
Posizione finanziaria netta	**(327,1)**	**(228,7)**	**(98,4)**

La posizione finanziaria, in entrambi i periodi posti a confronto, non include le azioni proprie detenute dalla Capogruppo e iscritte tra la immobilizzazioni finanziarie al costo di acquisto.

Le azioni proprie ammontano a € 29,8 milioni in entrambi i periodi posti a confronto.

Il primo trimestre 2005 è stato caratterizzato da un assorbimento netto di risorse finanziarie di € 98,4 milioni.

In particolare, l'acquisto dell'ulteriore partecipazione in Skyy Spirits, LLC sopra commentato ha portato un esborso finanziario di circa € 118 milioni.

L'acquisizione è stata finanziata in parte con mezzi propri e in parte con indebitamento bancario a breve e a medio-lungo termine tramite la controllata Redfire, Inc.

Gli investimenti industriali hanno assorbito nel trimestre risorse per € 4,5 milioni.

Per quanto riguarda le variazioni di capitale circolante netto, le due tabelle sotto riportate mostrano il confronto con i dati al 31 dicembre 2004 e al 31 marzo 2004.

Rispetto al 31 dicembre 2004, il capitale circolante netto ha registrato un aumento di € 9,3 milioni che corrisponde a un incremento del 6,0%.

Rispetto al corrispondente periodo del 2004, l'aumento risulta essere invece pari al 20,0%, più che proporzionale rispetto alla crescita delle vendite nette dei dodici mesi terminanti a marzo, pari al 6,9%.

Tale incremento è attribuibile sia all'aumento dei crediti verso clienti e delle rimanenze che al più basso valore dei debiti verso fornitori.

Le rimanenze sono impattate peraltro dalle maggiori produzioni dello stabilimento di Sesto San Giovanni, fatte in previsione della chiusura dello stesso e del trasferimento delle attività a Novi Ligure.

Le scorte dei prodotti finiti oggetto di trasferimento, in aumento nel corso del primo semestre, saranno utilizzate nella seconda parte dell'anno riducendo così il capitale circolante.

€ milioni	31 marzo 2005	31 dicembre 2004	Variazione	Variazione %
Rimanenze	134,3	114,4	19,9	
Crediti verso clienti	144,1	173,1	(29,0)	
Debiti verso fornitori	(118,3)	(142,1)	23,8	
Crediti per contributi attivi su costi promozionali	2,2	7,6	(5,4)	
Capitale circolante netto	**162,3**	**153,0**	**9,3**	**6,0%**

€ milioni	31 marzo 2005	31 marzo 2004	Variazione	Variazione %
Rimanenze	134,3	126,5	7,8	
Crediti verso clienti	144,1	126,3	17,8	
Debiti verso fornitori	(118,3)	(120,0)	1,7	
Crediti per contributi attivi su costi promozionali	2,2	2,3	(0,1)	
Capitale circolante netto	**162,3**	**135,1**	**27,2**	**20,0%**
Vendite 12 mesi mobili	*780,5*	*730,2*	*50,3*	*6,9%*
Incidenza capitale circolante su vendite 12 mesi mobili (%)	**20,8%**	**18,5%**		

Fatti di rilievo intervenuti dopo il 31 marzo 2005

Distribuzione in Italia del portafoglio spirit di Brown-Forman

Il 4 aprile 2005, il Gruppo Campari ha annunciato di essersi aggiudicato la distribuzione in Italia del portafoglio *spirit* della statunitense Brown-Forman, uno dei maggiori operatori del settore a livello mondiale.

L'accordo ha decorrenza 1 maggio 2005 e riguarda tutti i *brand* di *spirit* di proprietà di Brown-Forman attualmente disponibili sul mercato italiano tra cui Jack Daniel's Tennessee Whiskey, il *whiskey* americano più venduto nel mondo e uno dei *brand* di alta gamma più dinamici sul mercato italiano; gli altri *brand* oggetto dell'accordo sono il liquore Southern Comfort, il *bourbon* di altissima gamma Woodford Reserve, Tuaca, un liquore a base di *brandy* di origine italiana e Finlandia Vodka.

L'assegnazione al Gruppo Campari dei diritti per il mercato italiano è avvenuta nell'ambito di una ridefinizione degli accordi distributivi completata da Brown-Forman in alcuni mercati europei.

Grazie a questa iniziativa, che conferisce al Gruppo un portafoglio sinergico e complementare, Campari consolida ulteriormente la propria presenza nel mercato italiano tramite l'ampliamento dell'offerta di *spirit* di alta gamma.

Inoltre, l'accordo costituisce un'importante opportunità di rafforzamento nel canale tradizionale (*bar* e ristoranti) e in particolare nei locali di tendenza, di importanza strategica per il Gruppo.

Assemblea ordinaria degli azionisti della Capogruppo

Il 29 aprile 2005, l'assemblea degli azionisti di Davide Campari-Milano S.p.A. ha approvato il bilancio al 31 dicembre 2004.

È stata deliberata la distribuzione di un dividendo complessivo di € 28,1 milioni derivante dalla distribuzione di parte dell'utile dell'esercizio 2004.

Inoltre, è stata data facoltà al Consiglio di Amministrazione di provvedere all'acquisto, in una o più soluzioni, di azioni proprie in un numero massimo che, tenuto conto delle azioni proprie già in possesso della società, non sia superiore al 10% del capitale sociale, nonché all'alienazione, parimenti in una o più soluzioni, dell'intero quantitativo di azioni proprie possedute o della diversa quantità di azioni che verrà determinata dal Consiglio di Amministrazione stesso.

L'autorizzazione, concessa sino al 30 giugno 2006, ottempera a due diverse esigenze; in particolare da una parte la riserva di azioni proprie è a servizio del piano di *stock option* in essere per il *management* del Gruppo, dall'altra consente al Consiglio di Amministrazione, qualora lo ritenga opportuno, di procedere a eventuali operazioni e/o alleanze strategiche anche mediante scambi azionari.

Assemblea straordinaria degli azionisti della Capogruppo

L'assemblea straordinaria degli azionisti ha quindi approvato la proposta di frazionamento delle 29.040.000 azioni ordinarie di Davide Campari-Milano S.p.A. in circolazione, da nominali € 1,00 ciascuna, in 290.400.000 azioni ordinarie di nuova emissione, da nominali € 0,10 ciascuna, aventi le stesse caratteristiche delle azioni ordinarie in circolazione, con assegnazione di 10 azioni di nuova emissione in sostituzione di ogni azione ordinaria in circolazione.

Conseguentemente è stato modificato l'articolo 5 dello statuto sociale nella parte relativa al numero delle azioni esistenti e al loro valore nominale.

Il capitale sociale di € 29.040.000 è rimasto quindi invariato ed è pertanto rappresentato da n. 290.400.000 azioni del valore nominale di € 0,10.

A partire dal 9 maggio 2005, le azioni sono state quotate *ex*-frazionamento con l'assegnazione del nuovo codice ISIN IT0003849244.

Nello stesso giorno è avvenuto altresì lo stacco del dividendo (cedola numero 1) il cui ammontare, pari a € 0,10, è stato determinato in ragione del nuovo numero di azioni in circolazione; tale dividendo è stato posto in pagamento a partire dal successivo 12 maggio.

A seguito del frazionamento di cui sopra, il numero di azioni detenute dagli azionisti che risultano avere una partecipazione al capitale superiore al 2%, avendone dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'articolo 117 del Regolamento Consob 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti risulta modificato come segue:

Azionista (1)	Numero di azioni ordinarie	% su capitale sociale
Alicros S.p.A.	148.104.000	51%
Cedar Rock Capital	16.192.820	5,576%
Fidelity Investments	14.513.340	4,997%
Davide Campari-Milano S.p.A. (2)	9.351.910	3,220%
Lazard Asset Management	6.036.870	2,079%
Morgan Stanley Investment Management	5.978.750	2,059%

(1) Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'articolo 117 del Regolamento Consob 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.

(2) Acquisto di azioni proprie finalizzate a servire il piano di *stock option*.

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

Il primo trimestre dell'anno in generale ha una significatività relativamente limitata ai fini di una valutazione dell'andamento dell'intero esercizio.

Inoltre, la situazione dei singoli mercati e il contesto globale non appaiono mutati rispetto alla situazione in essere a inizio anno.

Si confermano pertanto le previsioni già formulate e orientate a un moderato ottimismo sull'evoluzione del *business* del Gruppo che, nell'ambito di un contesto macroeconomico europeo difficile, continua a beneficiare della solidità dei marchi principali.


GRUPPO
CAMPARI

COMUNICATO STAMPA

CAMPARI APPROVA I RISULTATI DEL PRIMO TRIMESTRE AL 31 MARZO 2005

Vendite nette consolidate € 152,6 milioni (+0,9%)

EBITDA € 37,6 milioni (+7,9%)

EBITA € 33,2 milioni (+9,0%)

EBIT € 23,0 milioni (+6,3%)

Utile prima delle imposte di pertinenza del Gruppo € 20,0 milioni (+7,1%)

Milano, 13 maggio 2005 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la Relazione Trimestrale al 31 marzo 2005. I risultati del Gruppo Campari del primo trimestre del 2005, che storicamente costituisce un periodo di bassa stagionalità, sono stati positivi e presentano una crescita delle vendite nette e della redditività rispetto al corrispondente periodo dello scorso anno: l'incremento delle vendite è stato contenuto al 0,9% mentre la crescita del margine commerciale e di tutti gli indicatori di redditività operativa è stata superiore, compresa tra il 6% e il 9%.

Risultati consolidati	Primo trimestre 2005 € milioni	Primo trimestre 2004 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	152,6	151,3	+0,9%	+1,7%
EBITDA	37,6	34,8	+7,9%	+9,3%
EBITA[1]	33,2	30,4	+9,0%	+10,6%
EBIT = Risultato operativo	23,0	21,6	+6,3%	+8,5%
Utile prima delle imposte di pertinenza del Gruppo	20,0	18,6	+7,1%	+8,8%

(1) EBITA = EBIT (risultato operativo) prima dell'ammortamento dell'avviamento e dei marchi.

RISULTATI CONSOLIDATI DEL PRIMO TRIMESTRE DEL 2005

Nel primo trimestre del 2005 le **vendite del Gruppo** sono state pari a € 152,6 milioni, in **crescita del 0,9%.** La variazione complessiva è stata generata da una **crescita organica** del **1,7%** e da un impatto negativo dei cambi del 0,8%. Nel primo trimestre non è intervenuta alcuna variazione di perimetro rispetto allo scorso anno.

Il **margine commerciale** si è attestato a € 46,2 milioni, evidenziando una **crescita del 6,1% (+7,3%** a cambi costanti) e un'incidenza sulle vendite pari al 30,3%.

L'**EBITDA** è stato di € 37,6 milioni, in **crescita del 7,9%** (+**9,3**% a cambi costanti) e con un'incidenza sulle vendite pari al 24,6%.

L'**EBITA** è stato di € 33,2 milioni, in **crescita del 9,0%** (+**10,6**% a cambi costanti) e con un'incidenza sulle vendite pari al 21,7%.

L'**EBIT** è stato di € 23,0 milioni, in **crescita del 6,3%** (+8,5% a cambi costanti) e con un'incidenza sulle vendite pari al 15,0%.

L'**utile prima delle imposte di pertinenza del Gruppo** è stato di € 20,0 milioni e ha evidenziato un **incremento del 7,1%** (+8,8 % a cambi costanti).

Al 31 marzo 2005 l'**indebitamento finanziario netto** è pari a € 327,1 milioni (€ 228,7 milioni al 31 dicembre 2004). Si segnala che in data 25 febbraio 2005, il Gruppo Campari ha perfezionato l'acquisito di un'ulteriore partecipazione del 30,1% di Skyy Spirits, LLC, per un corrispettivo, pagato in contanti, di circa € 118 milioni.

VENDITE CONSOLIDATE DEL PRIMO TRIMESTRE 2005

Il **segmento *spirit***, che rappresenta il 66,0% del fatturato totale, ha registrato una **variazione positiva delle vendite del 3,3%**, determinata da una **crescita organica del 4,4%** e da un impatto negativo dei cambi del 1,1%. Il *brand* **Campari** ha registrato una **flessione del 4,6%** a cambi costanti (-4,9% dopo l'effetto cambi), sia per effetto del confronto sfavorevole con il corrispondente periodo dell'anno scorso sia a causa di una riorganizzazione dell'assetto distributivo in Austria e Russia, che ha determinato una drastica e temporanea riduzione delle vendite ai licenziatari in quei mercati. L'andamento delle vendite di Campari nei mercati principali è stato invece globalmente positivo. Le vendite di **SKYY Vodka, inclusive dei *flavour***, hanno registrato una **crescita del 14,6%** a cambi costanti (9,8% a cambi effettivi), grazie a un positivo andamento sia negli Stati Uniti (+9,6% a cambi costanti) sia nei mercati internazionali (superiore al 50% a cambi costanti). Con riferimento alle altre marche principali, il segmento *spirit* ha beneficiato del positivo andamento di **Aperol (+11,5%)**, dei ***brand* brasiliani** (**+50,4%** a cambi costanti) e di **Cynar** (**+31,6%** a cambi costanti). **CampariSoda** ha registrato una flessione del **0,3%** e **Ouzo 12** è risultato in diminuzione del **33,0%** a seguito di una riduzione degli *stock* presso il *trade* attuata in Grecia al fine di favorire l'introduzione del nuovo *packaging*. Le vendite del segmento *spirit* hanno inoltre beneficiato del positivo andamento dei *brand* in licenza ***tequila* 1800 (+8,1%** a cambi costanti) e **Jägermeister (+14,3%).**

Il **segmento *wine***, pari al 13,2% del fatturato totale, ha registrato una **crescita del 0,3%**, determinata da una variazione organica positiva del 0,9% e da un impatto negativo dei cambi del 0,6%. Gli **spumanti Cinzano** hanno evidenziato una flessione del **9,3%**. I ***vermouth* Cinzano** hanno invece conseguito una crescita del **21,7%** a cambi costanti, grazie alla positiva evoluzione delle vendita in Italia e nei principali mercati europei. Gli *wine* hanno inoltre beneficiato di una solida *performance* di **Mondoro** e **Riccadonna**, mentre **Sella & Mosca** ha registrato una flessione del **12,3%**.

Le **vendite di *soft drink***, pari al 19,8% del fatturato totale e realizzate quasi interamente sul mercato italiano, hanno registrato una **contrazione del 4,4%**. **Crodino** ha registrato una flessione del **0,5%,** essendo stato penalizzato dal confronto sfavorevole con il corrispondente periodo dell'anno scorso. La gamma **Lemonsoda, Oransoda e Pelmosoda** e **Lipton Ice Tea** hanno evidenziato una flessione rispettivamente del **14,3%** e **del 3,7%**.

Relativamente alla **ripartizione geografica**, le vendite dei primi tre mesi del 2005 sul **mercato italiano**, pari al 57,3% delle vendite del Gruppo, hanno registrato una **crescita organica del 1,3%**. Tale risultato è stato determinato da un andamento positivo per Campari e per gli altri principali *spirit*, cui si contrappone un *trend* di lieve flessione per gli *wine* e di più marcata flessione per i *soft drink* e Campari Mixx. Le vendite in **Europa** hanno segnato un **calo del 6,8%** principalmente per effetto della riorganizzazione dell'assetto distributivo in corso in Austria e Russia, che ha drasticamente e temporaneamente ridotto le vendite ai licenziatari in quei mercati. Per quanto riguarda l'area Americhe, le cui vendite sono pari al 22,8% del totale, il **mercato USA** ha registrato una **crescita del 3,4%** a cambi costanti, interamente erosa dall'effetto cambi (**-4,7%**), mentre in **Brasile le vendite sono cresciute del 37,5%** in valuta locale. Le vendite relative al **resto del mondo**, pari al 2,7% del fatturato totale, sono **cresciute a livello organico del 16,9% a cambi costanti**, grazie al positivo andamento, in particolare, del mercato australiano.

* * *

CONFERENCE CALL

Si informa che alle **ore 17:00 di oggi, venerdì 13 maggio 2005**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati dei primi tre mesi 2005. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia: 800 914 576 (numero verde)**
- **dall'estero: +39 02 3700 8208**

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo www.campari.com/investors.

Una **registrazione della *conference call*** sarà disponibile a partire da venerdì, 13 maggio alle ore 20:00 fino a venerdì, 20 maggio alle ore 19:00, chiamando il numero +44 1296 618 700 (codice di accesso: 736821).

* * *

GRUPPO CAMPARI

Il Gruppo Campari è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit, wine* e *soft drink*. Il portafoglio prodotti di proprietà include marchi di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano e marchi *leader* in mercati locali come CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda e Pelmosoda in Italia, Ouzo 12 in Grecia e in Germania, Dreher, Old Eight, Drury's e Liebfraumilch in Brasile, Gregson's in Uruguay, Riccadonna in Australia e in Nuova Zelanda e Mondoro in Russia. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 31 marzo 2005		1 gennaio - 31 marzo 2004		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	100,8	66,0%	97,6	64,5%	3,3%
Wine	20,1	13,2%	20,0	13,2%	0,3%
Soft drink	30,3	19,8%	31,7	20,9%	-4,4%
Altri ricavi	1,5	1,0%	2,0	1,3%	-27,3%
Totale	**152,6**	**100,0%**	**151,3**	**100,0%**	**0,9%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 31 marzo 2005		1 gennaio - 31 marzo 2004		Variazione
	€ milioni	%	€ milioni	%	%
Italia	87,4	57,3%	86,3	57,0%	1,3%
Europa	26,2	17,2%	28,1	18,6%	-6,8%
Americhe	34,8	22,8%	33,2	21,9%	5,0%
Resto del mondo	4,2	2,7%	3,7	2,5%	11,3%
Totale	**152,6**	**100,0%**	**151,3**	**100,0%**	**0,9%**

Conto economico consolidato riclassificato

	1 gennaio - 31 marzo 2005		1 gennaio - 31 marzo 2004		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [1]	**152,6**	**100,0%**	**151,3**	**100,0%**	**0,9%**
Totale costo del venduto	(59,3)	-38,9%	(60,0)	-39,6%	-1,1%
Margine lordo	**93,3**	**61,1%**	**91,3**	**60,4%**	**2,2%**
Pubblicità e promozioni	(27,6)	-18,1%	(27,7)	-18,3%	-0,5%
Costi di vendita e distribuzione	(19,6)	-12,8%	(20,1)	-13,3%	-2,7%
Margine commerciale	**46,2**	**30,3%**	**43,5**	**28,8%**	**6,1%**
Spese generali e amministrative	(13,1)	-8,6%	(13,1)	-8,6%	0,1%
Altri ricavi operativi	0,1	0,0%	0,0	0,0%	
Ammortamento di avviamento e marchi	(10,2)	-6,7%	(8,8)	-5,8%	15,5%
Risultato operativo = EBIT	**23,0**	**15,0%**	**21,6**	**14,3%**	**6,3%**
Proventi (oneri) finanziari netti	(2,4)	-1,6%	(2,1)	-1,4%	15,9%
Utili (perdite) su cambi netti	(0,4)	-0,3%	0,1	0,1%	
Altri proventi (oneri) non operativi	0,2	0,1%	0,5	0,3%	-52,4%
Utile prima delle imposte e degli interessi di minoranza	**20,4**	**13,4%**	**20,1**	**13,3%**	**1,5%**
Interessi di minoranza	(0,4)	-0,3%	(1,5)	-1,0%	-70,3%
Utile prima delle imposte di pertinenza del Gruppo	**20,0**	**13,1%**	**18,6**	**12,3%**	**7,1%**
Ammortamenti materiali	(3,8)	-2,5%	(3,8)	-2,5%	-0,3%
Ammortamenti immateriali	(10,9)	-7,1%	(9,4)	-6,2%	15,0%
Totale ammortamenti	**(14,6)**	**-9,6%**	**(13,2)**	**-8,7%**	**10,6%**
EBITDA	**37,6**	**24,6%**	**34,8**	**23,0%**	**7,9%**
EBITA [2]	**33,2**	**21,7%**	**30,4**	**20,1%**	**9,0%**

(1) Al netto di sconti e accise.
(2) EBITA = EBIT prima dell'ammortamento di avviamento e marchi.


GRUPPO
CAMPARI

PRESS RELEASE

CAMPARI APPROVES FIRST QUARTER RESULTS TO 31 MARCH 2005

Consolidated net sales € 152.6 million (+0.9%)

EBITDA € 37.6 million (+7.9%)

EBITA € 33.2 million (+9.0%)

EBIT € 23.0 million (+6.3%)

Group profit before taxes € 20.0 million (+7.1%)

Milan, 13 May 2005 - The Board of Directors of Davide Campari-Milano S.p.A. has approved the first quarter results to 31 March 2005. The results of the Campari Group in the first quarter, which historically have been low owing to seasonal factors, were positive, with net sales and profitability showing growth against the same period of last year: sales rose by a modest 0.9%, while trading profit and all other profitability indicators did better, posting increases of between 6% and 9%.

Consolidated results	2005 first quarter € million	2004 first quarter € million	Change at actual exchange rates	Change at constant exchange rates
Net sales	152.6	151.3	+0.9%	+1.7%
EBITDA	37.6	34,8	+7.9%	+9.3%
EBITA[1]	33.2	30.4	+9.0%	+10.6%
EBIT = Operating profit	23.0	21.6	+6.3%	+8.5%
Group profit before taxes	20.0	18.6	+7.1%	+8.8%

(1) EBITA = EBIT (operating income) before amortisation of goodwill and trademarks.

CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2005

In the first quarter of 2005, **Group sales** stood at € 152.6 million, **an increase of 0.9%.** This was the combined effect of **organic growth of 1.7%** and a negative exchange rate effect of 0.8%. There were no changes to the basis of consolidation compared with last year.

Trading profit increased by **6.1%** (**+7.3%** at constant exchange rates) to € 46.2 million, or 30.3% of sales.

EBITDA rose by 7.9% (**+9.3%** at constant exchange rates) to € 37.6 million, or 24.6% of sales.

EBITA increased by 9.0% (**+10.6%** at constant exchange rates) to € 33.2 million, or 21.7% of sales.

EBIT went up by 6.3% (**+8.5%** at constant exchange rates) to € 23.0 million, or 15.0% of sales.

The Group profit before taxes was € 20.0 million, an **increase of 7.1%** (**+8.8%** at constant exchange rates).

At 31 March 2005, **net debt** stood at € 327.1 million (€ 228.7 million at 31 December 2004). On 25 February 2005, the Campari Group acquired a further 30.1% stake in Skyy Spirits, LLC, for a total amount of around € 118 million paid in cash.

CONSOLIDATED SALES IN THE FIRST QUARTER OF 2005

The **spirits segment**, which accounted for 66.0% of total sales, recorded **growth of 3.3%**, following **organic growth of 4.4%** and a negative exchange rate effect of 1.1%. The **Campari** brand saw its sales **fall by 4.6%** at constant exchange rates (-4.9% at actual exchange rates), due both to an unfavourable comparison with the same period of last year and to a reorganisation of the distribution system in Austria and Russia, which triggered a temporary drop in sales to the distributors in those markets. Sales in Campari's main markets were positive overall. Sales of **SKYY Vodka, including the flavours, grew by 14.6%** at constant exchange rates (9.8% at actual exchange rates), thanks to a positive performance in both the United States (+9.6% at constant exchange rates) and on the international markets (in excess of 50% at constant exchange rates). As regards the other main brands, the spirits segment was boosted by good growth from **Aperol (+11.5%)**, the **Brazilian brands** (**+50.4%** at constant exchange rates) and **Cynar** (**+31.6%** at constant exchange rates). **CampariSoda** saw its sales decline by **0.3%**, while **Ouzo 12** sales dropped by **33.0%** following a reduction in stocks by distributors in Greece in anticipation of the launch of a new packaging. Sales in the spirits segment also benefited from the positive performance of the brands under licence **tequila 1800** (**+8.1%** at constant exchange rates) and **Jägermeister (+14.3%).**

The **wines segment**, which accounted for 13.2% of total sales, recorded **growth of 0.3%**, following **organic growth of 0.9%** and a negative exchange rate effect of 0.6%. **Cinzano sparkling wines** saw their sales fall by **9.3%,** while **Cinzano vermouths** posted growth of **21.7%** at constant exchange rates, thanks to good sales in Italy and the main European markets. Wines also benefited from a solid performance from **Mondoro** and **Riccadonna**, while sales by **Sella & Mosca** slid by **12.3%**.

Soft drinks (19.8% of total sales, almost entirely on the Italian market) saw their **sales fall by 4.4%**. **Crodino** sales declined by **0.5%,** owing to an unfavourable comparison with the same period of last year. Sales of the **Lemonsoda, Oransoda and Pelmosoda** range dropped by **14.3%**, while **Lipton Ice Tea** sales dipped by **3.7%**.

By **region**, first quarter 2005 sales on the **Italian market** (which accounts for 57.3% of total Group sales), posted **organic growth of 1.3%**. This was due to a good performance from Campari and the other main spirits, combined with a slight dip in wine sales and a more marked fall in sales of soft drinks and Campari Mixx. Sales in **Europe fell by 6.8%,** mainly because of the reorganisation of the distribution system in Austria and Russia, which triggered a temporary drop in sales to the distributors in those markets. In the Americas, which account for 22.8% of total sales, the **US market** posted **growth of 3.4%** at constant exchange rates, which was completely wiped out by negative exchange rate movements (**-4.7%**), while sales in **Brazil grew by 37.5%** in local currency terms. Sales to the **rest of the world**, accounting for 2.7% of the total, **saw organic growth of 16.9% at constant exchange rates**, thanks in particular to a positive performance from the Australian market.

* * *

CONFERENCE CALL

Please note that at **5.00 p.m. (CET) today, Friday 13 May 2005**, Campari's management will hold a conference call to present the Group's 2005 first quarter results to analysts, investors and journalists. To participate, please dial one of the following numbers:

- **from Italy: 800 914 576 (toll free number)**
- **from abroad: +39 02 3700 8208**

The **presentation** can be downloaded before the conference call from the Investor Relations homepage of Campari's website, at www.campari.com/investors

A **recording of the conference call** will be available from 8.00 p.m. (CET) on Friday 13 May until 7.00 p.m. (CET) on Friday, 20 May. To hear it, please call +44 1296 618 700 (access code: 736821).

* * *

The Campari Group

The Campari Group is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar and Cinzano and leading local brands, such as CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda and Pelmosoda in Italy, Ouzo 12 in Greece and in Germany, Dreher, Old Eight, Drury's and Liebfraumilch in Brazil, Gregson's in Uruguay, Riccadonna in Australia and New Zealand and Mondoro in Russia. The Group has over 1,500 employees and shares of the parent company Davide Campari-Milano S.p.A are listed on the Italian stock exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

CAMPARI GROUP

Consolidated net revenues by segment

	1 January - 31 March 2005		1 January - 31 March 2004		Change
	€ million	%	€ million	%	%
Spirits	100.8	66.0%	97.6	64.5%	3.3%
Wines	20.1	13.2%	20.0	13.2%	0.3%
Soft drinks	30.3	19.8%	31.7	20.9%	-4.4%
Other revenues	1.5	1.0%	2.0	1.3%	-27.3%
Total	**152.6**	**100.0%**	**151.3**	**100.0%**	**0.9%**

Consolidated net revenues by geographic area

	1 January - 31 March 2005		1 January - 31 March 2004		Change
	€ million	%	€ million	%	%
Italy	87.4	57.3%	86.3	57.0%	1.3%
Europe	26.2	17.2%	28.1	18.6%	-6.8%
Americas	34.8	22.8%	33.2	21.9%	5.0%
Rest of the world	4.2	2.7%	3.7	2.5%	11.3%
Total	**152.6**	**100.0%**	**151.3**	**100.0%**	**0.9%**

Reclassified consolidated income statement

	1 January - 31 March 2005		1 January - 31 March 2004		Change
	€ million	%	€ million	%	%
Net revenues [1]	**152.6**	**100.0%**	**151.3**	**100.0%**	**0.9%**
Total cost of goods sold	(59.3)	-38.9%	(60.0)	-39.6%	-1.1%
Gross margin	**93.3**	**61.1%**	**91.3**	**60.4%**	**2.2%**
Advertising and promotion	(27.6)	-18.1%	(27.7)	-18.3%	-0.5%
Selling and distribution expenses	(19.6)	-12.8%	(20.1)	-13.3%	-2.7%
Trading profit	**46.2**	**30.3%**	**43.5**	**28.8%**	**6.1%**
General and administrative expenses	(13.1)	-8.6%	(13.1)	-8.6%	0.1%
Other operating revenues	0.1	0.0%	0.0	0.0%	
Amortisation of goodwill and trademarks	(10.2)	-6.7%	(8.8)	-5.8%	15.5%
EBIT = Operating income	**23.0**	**15.0%**	**21.6**	**14.3%**	**6.3%**
Net interest income (charges)	(2.4)	-1.6%	(2.1)	-1.4%	15.9%
Exchange - rate gains (losses), net	(0.4)	-0.3%	0.1	0.1%	
Exceptional income (charges)	0.2	0.1%	0.5	0.3%	-52.4%
Profit before taxes and minority interests	**20.4**	**13.4%**	**20.1**	**13.3%**	**1.5%**
Minority interests	(0.4)	-0.3%	(1.5)	-1.0%	-70.3%
Group profit before taxes	**20.0**	**13.1%**	**18.6**	**12.3%**	**7.1%**
Depreciation	(3.8)	-2.5%	(3.8)	-2.5%	-0.3%
Amortisation of goodwill, trademarks and other intangibles	(10.9)	-7.1%	(9.4)	-6.2%	15.0%
Total depreciation and amortisation	**(14.6)**	**-9.6%**	**(13.2)**	**-8.7%**	**10.6%**
EBITDA	**37.6**	**24.6%**	**34.8**	**23.0%**	**7.9%**
EBITA [2]	**33.2**	**21.7%**	**30.4**	**20.1%**	**9.0%**

(1) Net of discounts and excise duty.
(2) EBITA = EBIT before amortisation of goodwill and trademarks.



DAVIDE CAMPARI - MILANO S.p.A.

SEDE LEGALE: 20121 MILANO - VIA FILIPPO TURATI 27 - ITALIA TEL.: +39 02 6225.1 - FAX +39 02 6225.312 - E-MAIL:DAVIDE.CAMPARI@CAMPARI.COM - WWW.CAMPARI.COM
CAPITALE SOCIALE € 29.040.000,00 I.V. - CODICE FISCALE E REGISTRO IMPRESE MILANO N. 06672120158 - R.E.A. MILANO N. 1112227 - PARTITA IVA N. 06672120158

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

By Courier

June 14, 2005

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated quarterly report as of March 31, 2005, referring to the period from January 1, 2005 to March 31, 2005, as approved by the Board of Directors Meeting held on May 13, 2005, translated into English;

2.) A press release in Italian and English announcing the approval by the Board of Directors of the consolidated results for the quarter from January 1, 2005 to March 31, 2005; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.